As confidentially submitted to the Securities and Exchange Commission on November 20, 2025

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NOVA MINERALS LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Australia	1040	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Suite 5, 242 Hawthorn Road,

Caulfield, Victoria 3161

Australia
+61 3 9537 1238

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Alaska Range Resources, LLC

Christopher Gerteisen

1150 S Colony Way, Suite 3

Palmer, AK 99645

(907) 707-6564

(Names, address, including zip code, and telephone number, including area code, of agent for service)

(Name, address, and telephone number of agent for service)

Copies to:

Jeffrey Fessler, Esq.

Sheppard, Mullin, Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

Telephone: (212) 653-8700

Facsimile: (212) 653-8701

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective on filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED November 20, 2025

PRELIMINARY PROSPECTUS

$200,000,000

American Depositary Shares representing Ordinary Shares

Debt Securities

Warrants

Rights

Units

This prospectus will allow us to issue, from time to time at prices and on terms to be determined at or prior to the time of the offering, up to $200,000,000 of any combination of the securities described in this prospectus, either individually or in units. We may also offer: American Depositary Shares, or ADSs, representing ordinary shares upon conversion of or exchange for the debt securities or upon the exercise of the warrants or rights.

This prospectus describes the general terms of these securities and the general manner in which these securities will be offered. We will provide you with the specific terms of any offering in one or more supplements to this prospectus. The prospectus supplements will also describe the specific manner in which these securities will be offered and may also supplement, update or amend information contained in this document. You should read this prospectus and any prospectus supplement, as well as any documents incorporated by reference into this prospectus or any prospectus supplement, carefully before you invest.

Our securities may be sold directly by us to you, through agents designated from time to time or to or through underwriters or dealers. For additional information on the methods of sale, you should refer to the section titled “Plan of Distribution” in this prospectus and in the applicable prospectus supplement. If any underwriters or agents are involved in the sale of our securities with respect to which this prospectus is being delivered, the names of such underwriters or agents and any applicable fees, commissions or discounts and over-allotment options will be set forth in a prospectus supplement. The price to the public of such securities and the net proceeds that we expect to receive from such sale will also be set forth in a prospectus supplement.

Our ADSs are listed on The Nasdaq Capital Market under the symbol “NVA.” On November 19, 2025, the last reported sale price of our ADSs on The Nasdaq Capital Market was $8.97 per ADS. The applicable prospectus supplement will contain information, where applicable, as to any other listing, if any, on The Nasdaq Capital Market or any securities market or other securities exchange of the securities covered by the prospectus supplement. Prospective purchasers of our securities are urged to obtain current information as to the market prices of our securities, where applicable.

Investing in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks that we have described on page 5 of this prospectus under the caption “Risk Factors” We may also include specific risk factors in supplements to this prospectus under the caption “Risk Related to This Offering.” This prospectus may not be used to sell our securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is     , 2025.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may offer ADSs representing our ordinary shares, various series of debt securities or warrants, and rights to purchase any of such securities, either individually or in units, in one or more offerings, with a total value of up to $200,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer a type or series of securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering.

This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of the offering of the securities, you should refer to the registration statement, including its exhibits. The prospectus supplement may also add, update or change information contained or incorporated by reference in this prospectus. However, no prospectus supplement will offer a security that is not registered and described in this prospectus at the time of its effectiveness. This prospectus, together with the applicable prospectus supplements and the documents incorporated by reference into this prospectus, includes all material information relating to the offering of securities under this prospectus. You should carefully read this prospectus, the applicable prospectus supplement, the information and documents incorporated herein by reference and the additional information under the headings “Where You Can Find More Information” and “Incorporation of Documents by Reference” before making an investment decision.

You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated herein by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in this prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

This prospectus may not be used to consummate sales of our securities unless it is accompanied by a prospectus supplement. To the extent there are inconsistencies between any prospectus supplement, this prospectus and any documents incorporated by reference, the document with the most recent date will control.

Unless the context requires otherwise, in this prospectus, “we,” “us,” “our,” “the Company,” “Nova” and similar references refer to Nova Minerals Limited and its consolidated subsidiaries.

On October 28, 2025, we effectuated a 5-for-1 forward split of the outstanding American Depositary Shares (ADSs) on the October 27, 2025 record date and also changed the ratio to the number of ordinary shares underlying each ADS. The former ratio of sixty (60) ordinary shares to one (1) ADS was changed to twelve (12) ordinary shares per one (1) ADS effective on October 28, 2025. There was no change to the underlying ordinary shares. Except as otherwise indicated, all information in this prospectus gives retroactive effect to the above mentioned ADS ratio changes.

As a result of the share splits and ratio changes, all references included in this document to ADSs or per ADS amounts are reflective of the forward share splits for all periods presented. In addition, the exercise prices and the numbers of ADSs issuable upon the exercise of any outstanding warrants to purchase ADSs were proportionally adjusted pursuant to the respective anti-dilution terms of such warrants.

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factor Summary”. These and other factors could cause our future performance to differ materially from our assumptions and estimates.

Some of our trademarks and trade names are used in this prospectus, which are intellectual property owned by the Company. This prospectus also includes trademarks, trade names, and service marks that are the property of other organizations. Solely for convenience, our trademarks and trade names referred to in this prospectus appear without the TM symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and trade names.

All references in the prospectus to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States and all references to “A$” are to the legal currency of Australia.

PROSPECTUS SUMMARY

Overview

We are a dual ASX and Nasdaq listed gold, antimony and critical minerals mining exploration stage company moving towards development, with our flagship Estelle Gold and Critical Minerals Project (“Estelle Project” or “Project”) located in Alaska. Our vision is to concurrently develop the Estelle Project to become a world class, tier-one, global gold producer, and to help secure a U.S. domestic supply chain for the strategic mineral antimony, from mining to a refined product. While we currently have no operating revenues, we expect to complete our first gold pour in 2028, and with the recent US$43.4 million award from the U.S. Department of War to our wholly owned U.S. subsidiary Alaska Range Resources LLC (“ARR”) to fast track the establishment of a fully domestic, integrated antimony supply chain in Alaska, we could also be mining and refining the critical mineral antimony within 12 to 24 months, although there is no assurance that we will meet either of those timeframes and consummation of any such commercial production is subject to the risks described herein under “Risk Factors.”

The Estelle Project, which is 85% owned by us, is district in scale comprising of 514km2 of unpatented mining claims located on State of Alaska public lands situated on the Estelle Gold Trend in Alaska’s prolific Tintina Gold Belt, a province which hosts a 220 million ounce (“Moz”) documented gold endowment and some of the world’s largest gold mines and discoveries including Nova Gold and Paulson Advisors Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant antimony deposits and was a historical North American antimony producer.

Dual Assets – Gold and Antimony – On the One U.S. Project

The Project hosts one of the largest undeveloped gold deposits globally, with multiple mining complexes spanning a 35km long mineralized corridor of over 20 identified advanced gold prospects, including two already defined multi-million ounce gold resources across four deposits containing a combined S-K 1300 compliant 5.17 Moz Au, of which Nova’s 85% attributable interest is 4.41 Moz Au. The deposits, comprising both high-grade and bulk tonnage material, feature thick ore zones starting at surface making them highly suitable for open pit, low strip ratio, bulk mining methods. Feasibility studies are well underway to evaluate the economic potential of the gold assets.

High-grade surface samples of the critical mineral antimony have also been identified at multiple prospects across the Project, and Estelle has been recognized by independent resource experts RFC Ambrian as one of only nine projects worldwide — and one of just two in the United States, alongside Perpetua Resources’ Stibnite project — with near-term antimony production potential. Following the US$43.4 million award from the U.S. Department of War to ARR — one of the largest recent U.S. government investments aimed at securing domestic critical mineral supply and a strong validation of the Project’s strategic significance — and the successful acquisition of land use permits for an antimony refinery at Port MacKenzie, we are now fast-tracking efforts to establish a mineral resource estimate, advance processing and refining capabilities, and ultimately commence antimony production at Estelle, with the objective of delivering military-spec antimony by 2026/27.

Recent Developments

U.S. Department of War Grant

On October 1, 2025, we announced that our 100% owned U.S. subsidiary Alaska Range Resources, LLC (ARR), was awarded US$43.4 million in Defense Production Act Title III funding by the U.S. Department of War (DoW) to produce antimony trisulfide at its Estelle Gold and Critical Minerals Project (Estelle Project) in Alaska.

ADS Ratio Change

On October 28, 2025, we effectuated a 5-for-1 forward split of the outstanding American Depositary Shares (ADSs) on the October 27, 2025 record date and also changed the ratio to the number of ordinary shares underlying each ADS. The former ratio of sixty (60) ordinary shares to one (1) ADS was changed to twelve (12) ordinary shares per one (1) ADS effective on October 28, 2025. There was no change to the underlying ordinary shares.

Corporate Information

Our principal executive office is Suite 5, 242 Hawthorn Road, Caulfield, Victoria 3161 Australia. The telephone number at our executive office is +61 3 9537 1238.

Our registered office is located at Suite 5 on 242 Hawthorn Road in Caulfield, Australia.

Our agent for service of process in the United States is our wholly-owned U.S. subsidiary Alaska Range Resources LLC, 1150 S Colony Way, Suite 3-440, Palmer, AK 99645.

Our website can be found at www.novaminerals.com.au. The information contained on our website is not a part of this prospectus and should not be relied upon in determining whether to make an investment in our company.

Our Risks and Challenges

Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by similar companies. Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including, among others, the following:

Risks Related to Our Business and Industry

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles, or U.S. GAAP.

●	Our mineral reserves may be significantly lower than expected.

●	Our Estelle Project only has estimated measured, indicated and inferred resources identified for gold, there are no known reserves on our property. In addition, we have not yet completed the requisite drilling to establish a MRE for antimony and other critical minerals at Estelle. There is no assurance that we can establish the existence of any mineral reserve on our property in commercially exploitable quantities. Until we can do so, we cannot earn any revenues from this property and if we do not do so we will lose all of the funds that we expend on exploration. If we do not discover any mineral reserve in a commercially exploitable quantity, the exploration component of our business could fail.

●	We have no history of producing metals from our current mineral property and there can be no assurance that we will successfully establish mining operations or profitably produce precious metals.

●	Any material changes in mineral resource/reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital.

●	The profitability of our operations, and the cash flows generated by our operations, are affected by changes in the market price for gold and antimony, both of which in the past have fluctuated widely.

●	Our success depends on the exploration development and operation of the Estelle Project, an exploration stage project which is now moving towards development with a Feasibility Study for our gold assets currently under way.

●	We do not operate any mines and the development of our mineral project into a mine is highly speculative in nature, may be unsuccessful and may never result in the development of an operating mine.

●	Mineral resource estimates are based on interpretation and assumptions and could be inaccurate or yield less mineral production under actual conditions than is currently estimated. Any material changes in these estimates could affect the economic viability of the Estelle Project, our financial condition and ability to be profitable.

●	We have negative cash flows from operating activities.

●	We have no history of earnings, and there are no known commercial quantities of mineral reserves on the Estelle Project.
●	The development of the Estelle Project or any other projects we may acquire in the future into an operating mine will be subject to all of the risks associated with establishing and operating new mining operations.

●	Our growth strategy and future exploration and development efforts may be unsuccessful.

●	We may issue additional ordinary shares or ADSs from time to time for various reasons, resulting in the potential for significant dilution to existing securityholders.

●	We are subject to various laws and regulations, and the costs associated with compliance with such laws and regulations may cause substantial delays and require significant cash and financial expenditure, which may have a material adverse effect on our business.

●	The mining industry is intensely competitive in all of its phases, and we compete with many companies possessing greater financial and technical resources.

●	We are currently operating in a period of economic uncertainty and capital markets disruptions, which have been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine.

●	If we fail to maintain effective internal controls over financial reporting, the price of the ADSs or ordinary shares may be adversely affected.

●	There will be significant hazards associated with our mining activities, some of which may not be fully covered by insurance. To the extent we must pay the costs associated with such risks, our business may be negatively affected.

●	Capital and operating cost estimates made in respect of our current and future development projects and mines may not prove to be accurate.

Risks Related to This Offering and Ownership of the ADSs

Risks and uncertainties related to this offering and ownership of the ADSs include, but are not limited to, the following:

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ADSs and their trading volume could decline.

●	U.S. investors may have difficulty enforcing civil liabilities against our company, our directors or members of senior management and the experts named in this prospectus.

●	Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

●	You may be subject to limitations on the transfer of your ADSs and the withdrawal of the underlying ordinary shares.

In addition, we face other risks and uncertainties that may materially affect our business prospects, financial condition, and results of operations. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our securities.

Offerings Under This Prospectus

Under this prospectus, we may offer ADSs representing our ordinary shares, various series of debt securities or warrants or rights to purchase any of such securities, either individually or in units, with a total value of up to $200,000,000, from time to time at prices and on terms to be determined by market conditions at the time of the offering. This prospectus provides you with a general description of the securities we may offer. Each time we offer a type or series of securities under this prospectus, we will provide a prospectus supplement that will describe the specific amounts, prices and other important terms of the securities, including, to the extent applicable:

●	designation or classification ;

●	aggregate principal amount or aggregate offering price;

●	maturity, if applicable;

●	rates and times of payment of interest or dividends, if any;

●	redemption, conversion or sinking fund terms, if any;

●	voting or other rights, if any; and

●	conversion or exercise prices, if any.

●	aggregate principal amount or aggregate offering price;

●	maturity, if applicable;

●	rates and times of payment of interest or dividends, if any;

●	redemption, conversion or sinking fund terms, if any;

●	voting or other rights, if any; and

●	conversion or exercise prices, if any.

The prospectus supplement also may add, update or change information contained in this prospectus or in documents we have incorporated by reference into this prospectus. However, no prospectus supplement will fundamentally change the terms that are set forth in this prospectus or offer a security that is not registered and described in this prospectus at the time of its effectiveness.

We may sell the securities directly to investors or to or through agents, underwriters or dealers. We, and our agents or underwriters, reserve the right to accept or reject all or part of any proposed purchase of securities. If we offer securities through agents or underwriters, we will include in the applicable prospectus supplement:

●	the names of those agents or underwriters;

●	applicable fees, discounts and commissions to be paid to them;

●	details regarding over-allotment options, if any; and

●	the net proceeds to us.

This prospectus may not be used to consummate a sale of any securities unless it is accompanied by a prospectus supplement.

RISK FACTORS

Investing in our securities involves significant risk. The prospectus supplement applicable to each offering of our securities will contain a discussion of the risks applicable to an investment in the company. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in the applicable prospectus supplement, together with all of the other information contained or incorporated by reference in the prospectus supplement or appearing or incorporated by reference in this prospectus. You should also consider the risks, uncertainties and assumptions discussed under the heading “Risk Factors” included in our most recent Annual Report on Form 20-F and any subsequent Annual Reports on Form 20-F we file after the date of this prospectus, and all other information contained in or incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the risk factors and other information contained in any applicable prospectus supplement before acquiring any of our securities. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “targets,” “likely,” “will,” “would,” “could,” “should,” “continue,” and similar expressions or phrases, or the negative of those expressions or phrases, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus and incorporated by reference in this prospectus, we caution you that these statements are based on our projections of the future that are subject to known and unknown risks and uncertainties and other factors that may cause our actual results, level of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. The sections in our periodic reports, including our Annual Report on Form 20-F for the fiscal year ended June 30, 2025, titled “Business Overview,” “Risk Factors,” and “Operating and Financial Review and Prospects,” as well as other sections in this prospectus and the documents or reports incorporated by reference in this prospectus, discuss some of the factors that could contribute to these differences.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important cautionary statements in this prospectus or in the documents incorporated by reference in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. For a summary of such factors, please refer to the section titled “Risk Factors” in this prospectus, as updated and supplemented by the discussion of risks and uncertainties under “Risk Factors” contained in any supplements to this prospectus and in our most recent Annual Report on Form 20-F, as revised or supplemented by our subsequent periodic reports filed under the Exchange Act, as well as any amendments thereto, as filed with the SEC and which are incorporated herein by reference. The information contained in this document is believed to be current as of the date of this document. We do not intend to update any of the forward-looking statements after the date of this document to conform these statements to actual results or to changes in our expectations, except as required by law.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus or in any document incorporated herein by reference might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference in this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

CAPITALIZATION

A prospectus supplement or report on Form 6-K incorporated by reference into the registration statement of which this prospectus forms a part will include information on our consolidated capitalization.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we intend to use any net proceeds from the sale of securities under this prospectus to fund activities relating to the planned exploration and development activities on our Estelle Project, and for other general corporate purposes, including, but not limited to, working capital, capital expenditures, investments, acquisitions, should we choose to pursue any, and collaborations. We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds, if any, we receive in connection with securities offered pursuant to this prospectus for any purpose. Pending application of the net proceeds as described above, we may initially invest the net proceeds in short-term, investment-grade and interest-bearing securities.

PLAN OF DISTRIBUTION

We may offer securities under this prospectus from time to time pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods. We may sell the securities (1) through underwriters or dealers, (2) through agents or (3) directly to one or more purchasers, or through a combination of such methods. We may distribute the securities from time to time in one or more transactions at:

●	a fixed price or prices, which may be changed from time to time ;

●	market prices prevailing at the time of sale;

●	prices related to the prevailing market prices; or

●	negotiated prices.

We may directly solicit offers to purchase the securities being offered by this prospectus. We may also designate agents to solicit offers to purchase the securities from time to time, and may enter into arrangements for “at-the-market,” equity line or similar transactions. We will name in a prospectus supplement any underwriter or agent involved in the offer or sale of the securities.

If we utilize a dealer in the sale of the securities being offered by this prospectus, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

If we utilize an underwriter in the sale of the securities being offered by this prospectus, we will execute an underwriting agreement with the underwriter at the time of sale, and we will provide the name of any underwriter in the prospectus supplement which the underwriter will use to make resales of the securities to the public. In connection with the sale of the securities, we, or the purchasers of the securities for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the securities to or through dealers, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.

With respect to underwritten public offerings, negotiated transactions and block trades, we will provide in the applicable prospectus supplement information regarding any compensation we pay to underwriters, dealers or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters within the meaning of the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.

If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers or other persons acting as our agents to solicit offers by certain institutions to purchase securities from us pursuant to delayed delivery contracts providing for payment and delivery on the date stated in each applicable prospectus supplement. Each contract will be for an amount not less than, and the aggregate amount of securities sold pursuant to such contracts shall not be less nor more than, the respective amounts stated in each applicable prospectus supplement. Institutions with whom the contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to our approval. Delayed delivery contracts will not be subject to any conditions except that:

●	the purchase by an institution of the securities covered under that contract shall not at the time of delivery be prohibited under the laws of the jurisdiction to which that institution is subject; and

●	if the securities are also being sold to underwriters acting as principals for their own account, the underwriters shall have purchased such securities not sold for delayed delivery. The underwriters and other persons acting as our agents will not have any responsibility in respect of the validity or performance of delayed delivery contracts.

One or more firms, referred to as “remarketing firms,” may also offer or sell the securities, if a prospectus supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as our agents. These remarketing firms will offer or sell the securities in accordance with the terms of the securities. Each prospectus supplement will identify and describe any remarketing firm and the terms of its agreement, if any, with us and will describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the securities they remarket. Remarketing firms may be entitled under agreements that may be entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Certain underwriters may use this prospectus and any accompanying prospectus supplement for offers and sales related to market-making transactions in the securities. These underwriters may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale. Any underwriters involved in the sale of the securities may qualify as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. In addition, the underwriters’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act and the rules of the Financial Industry Regulatory Authority, Inc., or FINRA.

ADSs representing our ordinary shares sold pursuant to the registration statement of which this prospectus is a part will be authorized for listing and trading on The Nasdaq Capital Market. The applicable prospectus supplement will contain information, where applicable, as to any other listing, if any, on The Nasdaq Capital Market or any securities market or other securities exchange of the securities covered by the prospectus supplement. Underwriters may make a market in our ADSs, but will not be obligated to do so and may discontinue any market making at any time without notice. We can make no assurance as to the liquidity of or the existence, development or maintenance of trading markets for any of the securities.

In order to facilitate the offering of the securities, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing the applicable security in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if the securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

The underwriters, dealers and agents may engage in other transactions with us, or perform other services for us, in the ordinary course of their business.

DESCRIPTION OF SHARE CAPITAL

The following describes our issued share capital, summarizes the material provisions of our Constitution and highlights certain differences in corporate law in the Australia and the United States. Please note that this summary is not intended to be exhaustive. For further information please refer to the full version of our Constitution, which is included as an exhibit to the registration statement of which this prospectus is part.

General

We are a public company limited by shares incorporated under the Corporations Act by the Australian Securities and Investments Commission, or the ASIC. Our corporate affairs are principally governed by our constitution, the Corporations Act, the listing rules of the ASX and the listing rules of the Nasdaq Capital Market.

The following is a description of the material terms of our share capital as set forth in our constitution, the common law applicable in Australia and certain related sections of the Corporations Act. For more detailed information, please see our constitution, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part

In general our constitution addresses similar matters to those typically addressed in a U.S. company’s charter documents. Notably, however we do not have a limit on our authorized share capital, the concept of par value is not recognized under Australian law, and as further discussed under “—Our Constitution.”

Share Capital

Subject to our constitution, the Corporations Act, the listing rules of the ASX and the Nasdaq Capital Market, and any other applicable law, we may at any time issue shares and give any person a call or option over any shares on any terms, with preferential, deferred or other special rights, privileges or conditions or with restrictions and for the consideration and other terms that the directors determine. We may only issue preference shares if the rights attaching to the preference shares (including relating to repayment of capital, participation in surplus assets and profits, cumulative and non-cumulative dividends, voting and priority of payment of capital and dividends in respect of other shares (including ordinary shares)) are set out in our constitution or otherwise approved by special resolution passed at a general meeting of shareholders, in either case prior to the issue of such preference shares. We do not currently have any preference shares on issue.

Subject to the requirements of our constitution, the Corporations Act, the listing rules of the ASX and the Nasdaq Capital Market and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital in any manner (provided that the reduction is fair and reasonable to our shareholders as a whole, does not materially prejudice our ability to pay creditors and obtains the necessary shareholder approval) or buy back our ordinary shares whether under an equal access buy-back or on a selective basis.

Ordinary Shares

The holders of our ordinary shares are entitled to one vote for each share held at any meeting of the shareholders, subject to any voting exclusion or restriction on a resolution-by-resolution basis. Subject to the prior rights of the holders of any preference shares, the holders of our ordinary shares will be entitled to receive dividends as and when declared by our board of directors. Subject to the prior payment to the holders of any preference shares where the terms of such preference shares provide for same, in the event of our liquidation, dissolution or winding-up or other distribution of our assets among our shareholders, the holders of our ordinary shares will be entitled to share pro rata in the distribution of the balance of our assets. Holders of ordinary shares have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our ordinary shares. There is no provision in our constitution requiring holders of ordinary shares to contribute additional capital, or permitting or restricting the issuance of additional securities or any other material restrictions. The rights, preferences and privileges of the holders of ordinary shares will be subject to, and may be adversely affected by, the rights of the holders of any preference shares that we may issue in the future (which, as noted above, are subject to receipt of prior shareholder approval). For a more complete description of the rights attaching to our ordinary shares, please see “—Our Constitution” below.

Performance Rights

Class A performance rights, class B performance rights and class C performance rights have common terms but for the milestone applicable for conversion.

(a)	A Performance Right is a right to receive a fully paid ordinary share in the capital of the Company (Share) subject to satisfaction of an Applicable Milestone (refer below).

(b)	A Performance Right shall convert to a Share upon and subject to satisfaction of an Applicable Milestone.

(c)	A Performance Right for which an Applicable Milestone has not been satisfied lapses on the date which is five years from issue of that Performance Right, November 25, 2026 (Lapse Date).

(d)	A Performance Right does not entitle the holder to attend or vote on any resolutions proposed at a general meeting of our shareholders.

(e)	A Performance Right does not entitle the holder to any dividends.

(f)	Upon our winding up, a Performance Right may not participate in our surplus profits or assets.

(g)	A Performance Right is not transferable unless otherwise determined by the Board or a delegate of the Board.

(h)	A Performance Right does not lapse upon the termination or resignation of the holder.

(i)	In the event that our issued capital is reconstructed, and we are listed on the ASX at the relevant time, all rights of a holder will be changed to the extent necessary to comply with the ASX Listing Rules at the time of reorganization provided that, subject to compliance with the ASX Listing Rules, following such reorganization the economic and other rights of the Holders are not diminished or terminated.

(j)	This clause applies whilst the Company is listed on the ASX. Performance Rights will not be quoted on the ASX. Upon conversion of a Performance Right into a Share in accordance with these terms, we must within seven days from the date of conversion, apply for and use best endeavors to obtain official quotation on the ASX of the Shares arising from conversion.

(k)	Subject to compliance with applicable law (including the ASX Listing Rules as they apply to the Company), Performance Rights shall immediately convert to Shares upon a Change of Control occurring. Change of Control means:

a.	a bona fide takeover bid is declared unconditional and the bidder has acquired a relevant interest in over 50% of our issued shares;

b.	the sale of all or substantially all of our assets of;

c.	a court approves under section 411(4)(b) of the Corporations Act, a proposed compromise arrangement for the purpose of, or in connection with, our scheme for the reconstruction or our amalgamation with any other company or companies; or

d.	in any other case, a person obtains voting power in us that the Board (which for the avoidance of doubt will comprise those Directors immediately prior to the person acquiring the voting power) determines, acting in good faith and in accordance with their fiduciary duties, is sufficient to control the composition of the Board.

(l)	Holders of Performance Rights will not be entitled to participate in new issues of capital offered to holders of Shares such as bonus issues and entitlement issues.

(m)	This clause applies whilst we are listed on the ASX. The terms of the Performance Rights may be amended as necessary by the Board to comply with the ASX Listing Rules, or any direction of the ASX regarding the terms provided that, subject to compliance with the ASX listing rules, following such amendment, the economic and other rights of the Holder are not diminished or terminated.

(n)	A Performance Right gives the Holder no rights other than those expressly provided by these terms and those provided at law where such rights at law cannot be excluded by these terms.

(o)	A Performance Right will convert into a Share upon the achievement of an Applicable Milestone to that Performance Right prior to the Lapse Date. An Applicable Milestone for a Performance Right will be specified in the terms of issue of or invitation to apply for the Performance Right.

(p)	In the event an Applicable Milestone is satisfied prior to the Lapse Date, Performance Rights held by a Holder will convert into an equal number of Shares.

(q)	If an Applicable Milestone for a Performance Right is not achieved by the Lapse Date, all Performance Rights will lapse and be deemed to have been cancelled without payment or other compensation to the Holder.

(r)	The Shares into which the Performance Rights will convert will rank pari passu in all respects with existing Shares and, if we are listed on the ASX, an application will be made by us to the ASX for official quotation of the Shares issued upon conversion.

(s)	The conversion of Performance Rights is subject to compliance at all times with the ASX Listing Rules we are listed on the ASX at the relevant time and the Corporations Act

The following are the applicable milestones for the class A, class B and class C performance rights:

Class A	Completion of either a pre-feasibility study or a definitive feasibility study of the Korbel Main deposit that demonstrates at the time of reporting that extraction is reasonably justified and economically mineable indicating an internal rate of return to us of greater than 20% and an independently verified JORC classified mineral reserve equal to or greater than 1,500,000 oz Au with an average grade of not less than 0.4g/t for not less than 116Mt.

Class B	Completion of the first gold pour (defined as a minimum quantity of 500 oz) from the Korbel Main deposit

Class C	Achievement of an EBITDA of more than A$20m in the second half-year reporting period following the commencement of commercial operations at the Korbel Main deposit.

Options

We have granted to employees, consultants and directors options to purchase 8,250,000 ordinary shares under the ESOP and we currently have 20,000,000 remaining options available for issuance under the ESOP after the plan was re-approved at the 2023 AGM on November 29, 2023. See “Management—ESOP.”

Warrants

As of November 19, 2025, we have the following warrants outstanding (i) 111,447 public warrants to purchase 557,235 ADSs representing 6,686,820 ordinary shares with an exercise price of US$1.4532 per ADS and expiring on July 25, 2029; (ii) representative warrants to purchase 1,710 ADSs representing 20,520 ordinary shares with an exercise price of US$2.073 per ADS and expiring on July 23, 2028; (iii) representative warrants to purchase 710 ADSs representing 8,520 ordinary shares with an exercise price of US$1.50 per ADS and expiring on September 24, 2029; and (iv) representative warrants to purchase 327,100 ADSs representing 3,925,200 ordinary shares with an exercise price of US$2.775 per ADS and expiring on July 14, 2030.

American Depositary Shares

See “Description of American Depositary Shares.”

Public Warrants

The following is a brief summary of certain terms and conditions of the public warrants and is subject in all respects to the provisions contained in the public Warrant Agent Agreement. You should review a copy of the form of Warrant and Warrant Agent Agreement filed with the SEC for a complete description of the terms and conditions applicable to the public warrants.

Exercisability. The public warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance. The public warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the ordinary shares underlying the public warrants and the ADSs under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of ordinary shares purchased upon such exercise. If a registration statement registering the issuance of the ordinary shares underlying the public warrants and the ADSs under the Securities Act is not effective or available the holder may, in its sole discretion, elect to exercise the public warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of ADSs determined according to the formula set forth in the public warrant. Pursuant to the Warrant Agreement, a public warrant holder may exercise its public warrants only for a whole number of ADSs. This means only a whole public warrant may be exercised at a given time by a public warrant holder. No fractional public warrants will be issued and only whole warrants will trade. No fractional shares or ADSs will be issued in connection with the exercise of a warrant. If, upon the exercise of Warrants, a holder would be entitled to receive a fractional interest in an ADS, the Company will, upon exercise, round down to the nearest whole number the number of ADSs to be issued to the public warrant holder.

Exercise Limitation. A holder will not have the right to exercise any portion of the public warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or 9.99% at the election of the holder) of the number of ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the public warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days following notice from the holder to us.

Exercise Price. The exercise price per whole ADS purchasable upon exercise of the public warrants is US$1.4532 per whole ADS. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. Subject to applicable laws, the public warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. The public warrants are listed on the Nasdaq Capital Market, under the symbol “NVAWW”.

Warrant Agent. The public warrants were issued in registered form under a warrant agent agreement between VStock Transfer, LLC, as warrant agent, and us. The public warrants shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Fundamental Transactions. In the event of a fundamental transaction, as described in the public warrants and generally including any reorganization, recapitalization or reclassification of our ordinary shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ordinary shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding ordinary shares, the holders of the public warrants will be entitled to receive upon exercise of the public warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the public warrants immediately prior to such fundamental transaction without regard to any limitations on exercised contained in the public warrants.

Rights as a Stockholder. Except as otherwise provided in the public warrants or by virtue of such holder’s ownership of ADSs or ordinary shares, the holder of a public warrant does not have the rights or privileges of a holder of ADSs or ordinary shares, including any voting rights, until the holder exercises the public warrant. An exercising public warrant holder will not become a holder of ADSs until the ADS depositary registers and delivers the ADSs.

Exclusive Forum. The Form of Warrant Certificate provides that (i) legal proceedings concerning the interpretation, enforcement and defense of the Warrant will be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan and (ii) that the parties thereto irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. Notwithstanding the foregoing, such exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any other claim for which the federal district courts of the United States are the sole and exclusive forum.

Governing Law. The public warrants are governed by New York law.

Representative Warrants

The representative warrants consist of warrants issued to ThinkEquity LLC or its designees as the representative for the underwriters in our July and September 2024, and our July 2025 offerings and have substantially the same terms as the public warrants described above except that (i) the exercise price for the July 2024 representative warrants is $2.073 per ADS; (ii) the July 2024 representative warrants are not exercisable until 180-days after commencement of sales of the July 23, 2024 offering, or January 19, 2025; (iii) the July 2024 representative warrants expire four years after the effective date, or July 23, 2027; (iv) the exercise price for the September 2024 representative warrants is $1.50 per ADS; (v) the September 2024 representative warrants are not exercisable until 180-days after commencement of sales of the September 24, 2024 offering, or March 22, 2025; (vi) the September 2024 representative warrants expire five years after the effective date, or September 24, 2029; (vii) the exercise price for the July 2025 representative warrants is $2.775 per ADS; (viii) the July 2025 representative warrants are not exercisable until 180-days after commencement of sales of the July 14, 2025 offering, or January 10, 2026; (ix) the July 2025 representative warrants expire five years after the effective date, or July 14, 2030 and (x) there is no trading market for the July and September 2024 representative warrants on any securities exchange or nationally recognized trading system; we do not expect a trading market to develop and we do not intend to list the July and September 2024 representative warrants on any securities exchange or other trading market. You should review a copy of the form of the July and September 2024 representative warrants filed with the SEC for a complete description of the terms and conditions applicable to the July and September 2024, and July 2025 representative warrants.

Changes in Share Capital

As of November 19, 2025, we had 414,130,817 ordinary shares outstanding (including 15,880,509 ADSs representing 190,566,119 ordinary shares) which were held by approximately 6,424 shareholders on record, options to purchase 1,714,286 ordinary shares at a weighted-average exercise price of A$0.91 per share, options to purchase 8,250,000 ordinary shares under our employee share option plan at a weighted average exercise price of A$1.20, up to 20,000,000 ordinary shares that are available for issuance under our employee share option plan, up to 13,600,000 ordinary shares that are available for issuance under our director share plan, class A performance rights for 600,000 ordinary shares, class B performance rights for 600,000 ordinary shares issued and class C performance rights for 1,200,000 ordinary shares issued outstanding; warrants to purchase 557,235 ADSs representing 6,688,820 ordinary shares, and representative warrants to purchase 329,520 ADSs representing 3,954,240 ordinary shares.

For the past three years through the date of this prospectus, the following events have changed our issued and outstanding ordinary shares.

●	From July 1, 2022 through June 30, 2023, we issued 3,458,990 ordinary shares upon the exercising of employee options granted to officers and employees.

●	Between November 2022 and February 2023, we issued 27,228,501 ordinary shares to institutional shareholders at an issue price of A$0.70 (approximately US$0.46) per share.

●	In May 2023, we issued 182 ordinary shares to institutional shareholders at an issue price of A$0.70 (approximately US$0.46) per share on the exercise of unquoted options.

●	In June 2023 we issued 3 ordinary shares to institutional shareholders at an issue price of A$0.70 (approximately US$0.46) per share on the exercise of unquoted options.

●	In February 2024, we issued 101 ordinary shares to institutional shareholders at an issue price of A$0.70 (approximately US$0.46) per share on the exercise of unquoted options.

●	In April 2024, we issued 2,083,336 ordinary shares to sophisticated shareholders at an issue price of A$0.24 (approximately US$0.16 per share).

●	In April 2024, we issued 150 ordinary shares to an institutional shareholder at an issue price of A$0.70 (approximately US$0.46) per share on the exercise of unquoted options.

●	In June 2024, we issued 2,083,333 ordinary shares to Company directors at an issue price of A$0.24 (approximately US$0.16 per share).

●	In July 2024, we issued 28,500,000 ordinary shares represented by 2,375,000 ADSs in a public offering at an issue price of US$1.384 per ADS (approximately A$0.176 per ordinary share).

●	In July 2024 we issued (i) 2,612,500 public warrants to purchase 2,612,500 ADSs representing 31,350,000 ordinary shares with an exercise price of US$1.4532 per ADS and expiring on July 25, 2029 and (ii) representative warrants to purchase 118,750 ADSs representing 1,425,000 ordinary shares with an exercise price of US$2.073 per ADS and expiring on July 23, 2028.

●	In September 2024, we issued 28,380,000 ordinary shares represented by 2,365,000 ADSs in a public offering at an issue price of US$1.00 per ADS (approximately A$0.122 per ordinary share).

●	In November 2024 we issued representative warrants to purchase 118,250 ADSs representing 1,419,000 ordinary shares with an exercise price of US$1.50 per ADS and expiring on September 24, 2029.

●	In November 2024 we issued 600,000 ordinary shares to a consultant on signing an investor relations agreement (estimated value at the date of issue was A$0.21 per share)

●	In November 2024 we issued 600,000 ordinary shares to a consultant for investor relations on achievement of a milestone (estimated value at the date of issue was A$0.215 per share)

●	In November 2024 we issued 392,472 ordinary shares to a consultant in lieu of US$50,000 in fees (approximately US$0.1972 per share)

●	Between November 1, 2024 and November, 2025 we issued 24,663,180 ordinary shares on the exercise of public warrants, represented by 2,055,265 ADS’s at an exercise price of US$1.4532 per ADS (approximatelyA$0.1806 per ordinary share).

●	In January 2025 we issued 35,007,644 ordinary shares upon conversion of the full outstanding balance of the Nebari convertible loan of US$5,420,934 at a conversion price of A$0.25 per share.

●	In July 2025, we issued 78,504,000 ordinary shares represented by 6,542,000 ADSs in a public offering at an issue price of US$1.85 per ADS (approximately A $0.235 per ordinary share).

●

In October 2025, we issued 1,179,780 ordinary shares upon exercise of Representative Warrants represented by 98,315 ADSs at an exercise price of US$2.073 per ADS (approximately A$0.258 per ordinary share).

●	In October 2025, we issued 1,246,860 ordinary shares upon exercise of Representative Warrants represented by 103,905 ADSs at an exercise price of US$1.50 per ADS (approximately A$0.183 per ordinary share).

●	In November 2025 we issued representative warrants to purchase 327,100 ADSs representing 3,925,200 ordinary shares with an exercise price of US$2.775 per ADS and expiring on July 17, 2030.

Our Constitution

In general our constitution addresses similar matters to those typically addressed in the bylaws of a U.S. corporation. It does not provide for or prescribe any specific objectives or purposes of our company. Our constitution is subject to the terms of the ASX listing Rules and the Corporations Act. It may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders (in person or by proxy) entitled to vote on the resolution.

Under Australian law, a company has the legal capacity and powers of an individual both within and outside Australia. The material provisions of our constitution are summarized below. This summary is not intended to be complete nor to constitute a definitive statement of the rights and liabilities of our shareholders and is qualified in its entirety by reference to the complete text of our constitution, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Interested Directors

A director or that director’s alternate who has a material personal interest in a matter, contract or arrangement that is being considered at a directors’ meeting must not be present while the matter is being considered at the meeting or vote in respect of that matter according to our constitution unless permitted to do so by the Corporations Act, in which case such director may (i) be counted in determining whether or not a quorum is present at any meeting of directors considering that contract or arrangement or proposed contract or arrangement; (ii) vote in respect of, or in respect of any matter arising out of, the contract or arrangement or proposed contract or arrangement.

Unless a relevant exception applies, the Corporations Act requires our directors to provide disclosure of any material personal interest and prohibits directors from voting on matters in which they have a material personal interest and from being present and counted when determining if a quorum is present at the meeting while the matter is being considered. In addition, subject to certain exceptions the Corporations Act and the listing rules of the ASX and the Nasdaq Capital Market may require shareholder approval of any provision of related party benefits to our directors, unless a relevant exception applies.

Directors’ Compensation

Our non-executive directors are paid remuneration for their services as directors. Subject to the listing rules of the ASX and the Nasdaq Capital Market, non-executive directors as a whole may be paid or provided remuneration for their services a total amount or value not to exceed A$500,000 per annum. Subject to the listing rules of the ASX and the Nasdaq Capital Market, the aggregate, capped sum for non-executive directors’ remuneration is to be divided among the non-executive directors in such proportion as the directors themselves agree and in accordance with our constitution. The capped sum remuneration for non-executive directors may not be increased except at a general meeting of shareholders and the particulars of the proposed increase are required to have been provided to shareholders in the notice convening the meeting in accordance with the listing rules of ASX. In addition, our board of directors may fix the remuneration of each executive director, which may comprise salary or commission on or participation in our profits (or comprising a combination of each) as our directors determine.

Fees payable to our non-executive directors must be by way of a fixed sum and not by way of a commission on or a percentage of profits or operating revenue. Remuneration paid to our executive directors must also not include a commission or percentage of operating revenue.

Pursuant to our constitution, any director who performs extra services or makes any special exertions, whether in going or residing abroad or otherwise for any of the purposes of our company, that director may be paid an additional sum for those services and exertions.

In addition to other remuneration provided in our constitution, all of our directors are entitled to be paid by us for all travelling and other expenses properly incurred by the directors in attending general meetings, board meetings, committee meetings or otherwise in connection with our business.

In addition, in accordance with our constitution, a director may be paid a retirement benefit as determined by our board of directors subject to the requirements of the Corporations Act.

Borrowing Powers Exercisable by Directors

Pursuant to our constitution, the management and control of our business affairs are vested in our board of directors. Our board of directors has the power to raise or borrow money or obtain other financial accommodation for the purposes of our company, and may grant security for the repayment of that sum or sums or the payment, performance or fulfilment of any debts, liabilities, contracts or obligations incurred or undertaken by our company in any manner and upon any terms and conditions as our board of directors deems appropriate, subject to the provisions of applicable law including the Corporations Act as it relates to related party transactions.

Retirement of Directors

Pursuant to our constitution, one-third of our directors (other than the managing director) must retire from office at every annual general meeting. If the number of directors (other than the managing director) is not a multiple of three, then the number nearest, to but not exceeding, one-third must retire from office. The directors who retire in this manner are required to be the directors or director longest in office since last being elected. A director must retire from office at the conclusion of the third annual general meeting after which the director was elected. A retiring director remains in office until the end of the meeting and will be eligible for re-election at the meeting. In addition, a director appointed to fill a casual vacancy between annual general meetings must retire at the next annual general meeting following their appointment and are eligible for election.

Rights and Restrictions on Classes of Shares

The rights attaching to our ordinary shares are detailed in our constitution. Our constitution provides that, subject to the Corporations Act, the ASX’s listing rules and our constitution, our directors may issue shares with preferential, deferred or special rights, privileges or conditions or with any restrictions, whether in relation to dividends, voting, return of share capital, or otherwise as our board of directors may determine. Subject to the Corporations Act, the ASX’s listing rules and our constitution, we may issue further shares on such terms and conditions as our board of directors resolve (see also “—Change of Control”). We may only issue preference shares if the rights attaching to the preference shares (including relating to repayment of capital, participation in surplus assets and profits, cumulative and non-cumulative dividends, voting and priority of payment of capital and dividends in respect of other shares (including ordinary shares)) are set out in our constitution or otherwise approved by special resolution passed at a general meeting, in either case prior to the issue of such preference shares. We do not currently have any preference shares on issue. Our outstanding share capital consists of only one class of shares, being ordinary shares.

Dividend Rights

Under the Corporations Act, a company must not pay a dividend unless (a) the company’s assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend; (b) the payment of the dividend is fair and reasonable to the company’s shareholders as a whole; and (c) the payment of the dividend does not materially prejudice the company’s ability to pay its creditors. Subject to this requirement, our board of directors may from time to time determine to pay and declare dividends to shareholders. All dividends unclaimed for one year after the time for payment has passed may be invested or otherwise made use of by our board of directors for our benefit until claimed or until dealt with under any law relating to unclaimed moneys. There have been no dividends paid to shareholders to date.

Voting Rights

Under our constitution, and subject to any voting exclusions imposed under the ASX’s listing rules (which typically exclude parties from voting on resolutions in which they have an interest), the rights and restrictions attaching to a class of shares, each shareholder has one vote on a show of hands at a meeting of the. On a poll vote, each shareholder shall have one vote for each fully paid share and a fractional vote for each share held by that shareholder that is not fully paid, such fraction being equivalent to the proportion of the amount that has been paid to such date on that share. We do not currently have any partly paid shares on issue. The current ASX Recommendations recommend that the voting by ASX-listed entities be conducted by way of a poll on all substantive resolutions. Shareholders may vote in person or by proxy, attorney or representative. Under Australian law, shareholders of a public company are generally not permitted to approve corporate matters by written consent. Our constitution does not provide for cumulative voting.

Under Australian law, an ordinary resolution is passed if a majority of the votes cast on the resolution (in person or by proxy) by members entitled to vote on the resolution are in favor of the resolution and a special resolution is passed if at least 75% of the votes cast on the resolution (in person or by proxy) are in favor of the resolution.

ADSs holders may not directly vote at a meeting of the shareholders but may instruct the depositary to vote the number of deposited ordinary shares that their ADSs represent.

Right to Share in Our Profits

Pursuant to our constitution, our shareholders are entitled to participate in our profits only by payment of dividends. Our board of directors may from time to time determine to pay dividends to the shareholders. However, any such dividend may only be payable in accordance with the requirements set out in the Corporations Act described above.

Rights to Share in the Surplus in the Event of Winding Up

Our constitution provides for the right of shareholders to participate in a surplus in the event of our winding up, subject to the rights attaching to a class of shares.

No Redemption Provision for Ordinary Shares

There are no redemption provisions in our constitution in relation to ordinary shares. Under our constitution, shares may be issued and allotted, which are liable to be redeemed. Under the Corporations Act, redeemable preference shares may only be redeemed if those preference shares are fully paid-up and payment in satisfaction of redemption is out of profits or the proceeds of a new issue of shares made for the purposes of the redemption.

Variation or Cancellation of Share Rights

Subject to the Corporations Act, the listing rules of the ASX and the Nasdaq Capital Market, and the terms of issue of shares of that class, the rights and privileges attached to shares in a class of shares may only be varied or cancelled by a special resolution, together with either (i) a special resolution passed at a meeting of members holding shares in the class; or (ii) the written consent of members with at least 75% of the shares in the class.

Directors May Make Calls

Our constitution provides that subject to compliance with the Corporations Act and the terms on which partly paid shares are issued, directors may make calls on the holders of the shares for any money unpaid on them. We do not currently have any partly paid shares on issue.

General Meetings of Shareholders

General meetings of shareholders may be called by our board of directors. Except as permitted under the Corporations Act, shareholders may not convene a meeting. The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of shareholders with at least 5% of the votes that may be cast at a general meeting. Notice of the proposed meeting of our shareholders is required at least 28 days prior to such meeting under the listing rules of the ASX. Certain resolutions require approval of 75% or more (by number of shares) of the shareholders entitled and present to vote on the relevant resolution, including but not limited to changing the name of the company, amending or replacing the constitution of the company or changing the status of the company from public to private. Other resolutions only require the approval of 50% or more (by number of shares) of the shareholders entitled and present to vote on the relevant resolution, including to consolidate or sub-divide the issued capital of the company, to approve the appointment of the auditor and to approve the giving of a financial benefit to a related party.

Foreign Ownership Regulation

Our constitution does not impose specific limitations on the rights of non-residents to own securities in us. However, acquisitions and proposed acquisitions of securities in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975 (Cth), and the Foreign Acquisition and Takeovers Regulations 2015, or the FATA, which generally applies to acquisitions or proposed acquisitions:

●	by a foreign person or their associates (as defined in the FATA) of a direct interest (generally constituted by an interest of 10% or more) in a company which operates a business that meets the criteria of a ‘national security business’ regardless of value;

●	by ‘foreign government investors’ (as defined in the FATA) acquiring a direct interest (generally constituted by an interest of 10% or more) in a company regardless of value;

●	by a foreign person (as defined in the FATA) or associated foreign persons that would result in such persons having an interest in 20% or more of the issued shares of, or control of 20% or more of the voting power in, an Australian company; and

●	by non-associated foreign persons that would result in such foreign persons having an aggregate interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company, where the Australian company is valued above the monetary threshold prescribed by FATA (as set out above).

However, no such review or approval under the FATA is required if the foreign acquirer is a U.S. entity or an entity from certain other countries and the value of the Australian target is less than A$1,464 million (approximately US$936 million).The above should be considered an overview only. The application of the FATA is complex and requires an assessment of the circumstances and nature of a particular investment. For example, varying rules exist for acquisitions in agricultural land or businesses deemed to be ‘sensitive businesses.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FATA, the Australian Federal Treasurer may make a range of orders including an order the divestiture of such person’s shares or interest in shares in that Australian company. There are also civil and criminal penalties which may apply to breaches of the FATA.

In addition, if we were to become a ‘foreign person’ for the purposes of the FATA we would be required to obtain the approval of the Australian Treasurer to undertake certain acquisitions of Australian entities or businesses.

Ownership Threshold

There are no specific provisions in our constitution that require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a shareholder to notify us and the ASX once it, together with its associates, acquires a 5% relevant interest in our ordinary shares, at which point the shareholder will be considered to be a “substantial” shareholder. Further, once a shareholder owns (alone or together with associates) a 5% relevant interest in us, such shareholder must notify us and the ASX of any increase or decrease of 1% or more in its holding of our ordinary shares and must also notify us and the ASX on its ceasing to be a “substantial” shareholder.

Issues of Shares and Change in Capital

Subject to our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with preferred, deferred or other special rights and restrictions and for the consideration and other terms that the directors determine. Pursuant to the ASX Listing Rules, our Board may (at its discretion) issue securities to persons or entities who are not ‘related parties’ (as defined in detail in the ASX Listing Rules, however includes directors, their parents and children and other associated companies) without approval from shareholders if such issue, when aggregated with securities issued within the past twelve months, would be an amount that would exceed 15% of our issued ordinary share capital at the commencement of that 12-month period (“Placement Capacity”). Certain issues are excluded from the calculation of issues which reduce the Placement Capacity, including any approval made with shareholder approval or issues under an approved ESOP. Certain ASX listed entities can seek shareholder approval to increase the Placement Capacity by a further 10% (i.e. to 25% of our issued ordinary share capital) at annual general meetings (“Additional Capacity”). The Additional Capacity is subject to certain further restrictions (including a requirement that securities issued under the Additional Capacity must be quoted securities and must be issued for cash at not more than a 25% market discount). We obtained approval for the Additional Capacity at our 2024 Annual General Meeting. Other allotments of securities require approval by our shareholders subject to certain exemptions existing under the ASX Listing Rules.

Subject to the requirements of our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital (provided that the reduction is fair and reasonable to our shareholders as a whole and does not materially prejudice our ability to pay creditors) or buy back our ordinary shares whether under an equal access buy-back or on a selective basis.

Change of Control

Takeovers of listed Australian public companies, including us, are regulated by the Corporations Act, which prohibits the acquisition of a “relevant interest” in issued voting shares in a listed company if the acquisition will lead to that person’s or someone else’s voting power in our company (when aggregated with their “associates”) increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%, subject to a range of exceptions.

Generally, a person will have a relevant interest in securities if the person: (i) is the holder of the securities (other than if the person holds those securities as a bare trustee); (ii) has power to exercise, or control the exercise of, a right to vote attached to the securities; or (iii) has the power to dispose of, or control the exercise of a power to dispose of, the securities.

If, at a particular time, a person has a relevant interest in issued securities and the person (whether before or after acquiring the relevant interest) has (i) entered into an agreement with another person with respect to the securities; (ii) given another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities (whether the right is enforceable presently or in the future and whether or not on the fulfilment of a condition); or (iii) granted an option to, or has been or is granted an option by, another person with respect to the securities, and the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised, then the other person is taken to have a relevant interest in the relevant securities.

There are a number of exceptions to these takeover provisions. In general terms, some of the more significant exceptions include:

●	when the acquisition results from the acceptance of an offer under a formal takeover bid;

●	when the acquisition is conducted on market by or on behalf of the bidder during the bid period for a full takeover bid that is unconditional or only conditional on certain ‘prescribed’ matters set out in the Corporations Act;

●	when the acquisition has been previously approved by our shareholders by resolution passed at general meeting;

●	an acquisition by a person if, throughout the six months before the acquisition, that person or any other person has had voting power in our company of at least 19% and, as a result of the acquisition, none of the relevant persons would have voting power in our company more than three percentage points higher than they had six months before the acquisition;

●	when the acquisition results from the issue of securities under a rights issue;

●	when the acquisition results from the issue of securities under a dividend reinvestment scheme or bonus share plan;

●	when the acquisition results from the issue of securities under certain underwriting arrangements;

●	when the acquisition results from the issue of securities through a will or through operation of law;

●	an acquisition that arises through the acquisition of a relevant interest in another listed company which is listed on a prescribed financial market or a financial market approved by the ASIC;

●	an acquisition arising from an auction of forfeited shares conducted on-market; or

●	an acquisition arising through a compromise, arrangement, liquidation or buy-back.

Breaches of these takeover provisions are criminal offenses. The ASIC and the Australian Takeover Panel have a wide range of powers relating to breaches of these takeover provisions, including the ability to make orders, cancelling contracts, freezing transfers of, and rights attached to, securities and forcing a party to dispose of securities. There are certain defenses to breaches of these takeover provisions provided in the Corporations Act.

Our Constitution, which is included as an exhibit to this registration statement to which this prospectus forms a part, also contains a requirement for our shareholders to approve any proportionate takeover bid (i.e. a bid for a specified proportion of a class of securities in us) without the approval of a majority of our shareholders voting at a general meeting (refer Article 28 of the Constitution). For these provisions to be effective they must be approved by shareholders at a general meeting at least every three years. Article 28 of the Constitution was approved by shareholders at the 2019 Annual General Meeting and therefore was operative until November 2022. The Company intends to seek reapproval of Article 28 at its next General Meeting. The existence of these provisions may have the effect of discouraging proportionate takeover bids and limit our shareholders’ and ADS holders’ opportunity to obtain a premium for their securities from such a transaction.

Comparison of Australian and Delaware Law

The table below provides a summary of the Australian law applicable to Nova as an Australian public company, and certain rights attaching to Nova’s shares. These laws and/or rights may be different to those which would apply if Nova were incorporated in Delaware and subject to Delaware and US federal laws, the table below provides a summary comparison for illustrative purposes. Investors should also carefully review the relevant risks highlighted in this section in this regard and the summary of the matters set forth under the section entitled “Description of Share Capital”, as well as the copy of our Constitution (which is included as an exhibit to the registration statement to which this prospectus forms a part), prior to investing in the Ordinary Shares.

Matter	Australian public company	Listed US company incorporated in Delaware
Share capital	The Corporations Act does not:	A US company’s certificate of incorporation may authorize the issue of up to a maximum number of shares, which may consist of different classes of shares and stipulate the par value for those shares.

● prescribe the minimum amount of share capital that Nova should have;

● prescribe a minimum issue price for each share in Nova; or

● require Nova to place a maximum limit on the share capital that its members may subscribe.

Australian law does not contain any concept of authorized capital or par value per share.

Under Australian law and our Constitution, the issue price of shares is set by the Nova Directors collectively as a board at the time of each issue. The issue of new classes of shares (not already approved by members or authorized by our Constitution) will require shareholder approval.

Issuing additional shares

Subject to the Corporations Act, our Constitution authorizes the Nova Board to allot and issue securities in the capital of Nova to any person on such terms and with such rights as the Board determines. The Corporations Act does however require shareholder approval for the issue of shares to related parties (including Directors), subject to certain exceptions which are discussed further below.

The ASX Listing Rules do impose limits on the number of securities which may be issued without shareholder approval. In the case of Nova, the current maximum capacity for issues without shareholder approval is 25% of its issue share capital (these limits may be refreshed by shareholder approval and are subject to certain exception including pro-rata rights issues and ESOP issues).

A US company’s by-laws will generally permit the issue of authorized and unissued shares of any class by vote of the board of directors in such manner, for such consideration and on such terms as the board of directors may determine, without stockholder approval.

Furthermore, under the Nasdaq listing rules, a listed company will not be able to disparately reduce or restrict voting rights of the shares through any corporate action or issuance.

Transfer of shares

Under Australian law and our Constitution, securities in Nova are generally freely transferable.

The Nova Directors may however refuse to register a transfer of shares in limited circumstances as detailed in our Constitution, and where the transfer would be contrary to the Corporations Act.

Under the Delaware General Corporation Law (“DGCL”), shares are generally freely transferable.

Transfer of shares may be subject to restrictions imposed by US federal or state securities laws, by the certificate of incorporation or by-laws or by an agreement signed with the holders of shares at issue.

Generally, a transfer of shares shall be made only on the transfer books of a Delaware incorporated company or by a transfer agent designated to transfer shares of a Delaware incorporated company. Where a Delaware incorporated company Shares are certificated, certificates must be surrendered for cancellation before a new certificate, if any, is issued.

Matter	Australian public company	Listed US company incorporated in Delaware
Dividends and distributions	Our Constitution permits the Board to declare dividends to shareholders from time to time in its sole discretion.	Under the DGCL, the board of directors of a company incorporated in Delaware is permitted to declare and pay dividends to stockholders either:

	Under the Corporations Act, a company may only pay a dividend where, in summary, the company’s assets exceed its liabilities at the relevant time to the extent of the dividend to be declared, the payment is fair and reasonable to the company’s shareholders as a whole and does not materially prejudice the company’s ability to pay its creditors.	●	out of that company’s surplus, which is defined to be the net assets less statutory capital; or

		●	if no surplus exists, then out of the net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, provided that the capital of the corporation is not less than the aggregate amount of the capital represented by the corporation’s outstanding stock of all classes having a preference on distribution of assets.

Holders of common stock will generally be entitled to receive dividends when and as declared by the company’s Board out of funds legally available for that purpose.

Voting rights and Quorum Requirements	Our Constitution provides that:		Generally speaking, a company incorporated in Delaware’s certificate of incorporation provides that each stockholder is entitled to one vote for each share of capital stock entitled to vote, unless otherwise provided by the DGCL or the company’s governing documents.

	●	on a show of hands each individual present who is a member, proxy, attorney or representative of a member entitled to vote has one vote;

	●	on a poll each shareholder has one vote for every fully paid share held and a fraction of a vote for each partly paid share held, with the fraction of the vote being equivalent to the portion of the share paid up; and

	●	two shareholders present constitutes a quorum.

In accordance with ASX guidance, it is the Company’s current practice that all shareholder resolutions are conducted by way of a poll.

Matter	Australian public company	Listed US company incorporated in Delaware
Variation in rights	Under the Corporations Act, if a company has a constitution that sets out a procedure for varying or cancelling rights attached to shares in a class of shares, those rights may be varied or cancelled only in accordance with the procedure.	Under the DGCL, any amendment to the company incorporated Delaware’s certificate of incorporation requires approval by holders of the outstanding shares of a particular class if that amendment would:

	Under our Constitution, the rights may only be varied or cancelled:	●	increase or decrease the aggregate number of authorized shares of that class;

	● with the consent in writing of the holders of at least 75% of the issued Shares of that class; or	●	increase or decrease the par value of the shares of that class; or

● with the sanction of a special resolution passed at a separate general meeting of the holders of the Shares of the class.	● alter or change the powers, preferences or special rights of the shares of that class so as to affect them adversely.

The company must give written notice of the variation or cancellation to the members of the class within 7 days after the variation or cancellation is made.	If an amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to adversely affect that series without adversely affecting the entire class, then only the shares of the series so affected shall be considered a separate class and entitled to such separate class approval of the proposed amendment.

The Corporations Act also provides that where shareholders in an affected class do not all agree (whether by resolution or written consent) to the:	Under the DGCL, amendments to a company incorporated in Delaware’s certificate of incorporation also generally require:

● variation or cancellation of their rights; or	● a board resolution recommending the amendment; and

● a modification to the relevant constitution to allow rights to be varied or cancelled,	● approval of a majority of the outstanding shares entitled to vote and a majority of the outstanding shares of each class entitled to vote.

then shareholders with at least 10% of the votes in the affected class may apply to the court (within a limited time frame) to have the variation, cancellation or modification set aside.	Certain amendments to the relevant company’s certificate of incorporation could, in the future, require approval of only the majority of the shares of the then issued and outstanding preferred stock, because the DGCL and the company’s certificate of incorporation permit the company to issue preferred shares with powers, preferences and rights superior to those of common stock.

Subject to the shares’ terms of issue, the rights attached to a class of shares are not deemed varied by the issue of further shares of that class.	Pursuant to a company incorporated in Delaware’s by-laws, a company incorporated in Delaware’s by-laws or certificate of incorporation may be adopted, amended or repealed by the board of directors or by the affirmative vote of the holders of a majority of the voting power of all of the shares of the corporation then issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class.

Matter	Australian public company	Listed US company incorporated in Delaware
Related party and director transactions	The Corporations Act governs the provision of financial benefits to related parties of public companies and requires that shareholder approval is obtained prior to financial benefits being provided to related parties or giving the financial benefit falls within a specific exception set out in the Corporations Act (for example, a benefit given on arms’ length terms or the reasonable remuneration or reimbursement of an officer or employee).	Under the DGCL, no contract or transaction between a company incorporated in Delaware and one or more of its directors or officers, or between the relevant company and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers or have a financial interest will be void or voidable solely for that reason, or solely because the relevant director or officer is present at or participates in the company board or committee meeting that authorizes the contract or transaction, or solely because the vote of the relevant director or officer is counted for that purpose, if:

	Directors, when entering into transactions with Nova, are also subject to the Australian common law and statutory duties to avoid actual and potential conflicts of interest. There are also disclosure requirements and voting restrictions imposed on directors under the Corporations Act on matters involving a material personal interest.	●	the material facts as to the director’s or officer’s relationship or interest, and as to the contract or transaction, are disclosed or known to the board of directors or committee, and the board of directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

	The ASX Listing Rules also require approval for equity issues to our directors (subject to exceptions which include issues under pro-rata entitlement issues and issues made on appointment as a director).	●	the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

	Within the parameters summarized above, under our Constitution a director’s position as such does not disqualify that person from:	●	the contract or transaction is fair to the company as of the time that it is authorized, approved or ratified by the board of directors, committee or stockholders.

● holding any other office or place of profit or employment (except with Nova’s auditor), on such terms as the Nova Directors approve;

● being a shareholder in or a director of a company promoted by Nova or in which Nova may be interested as a vendor, shareholder or otherwise; or

● entering into an agreement with Nova.

A director must also comply with:

● the material personal interest provisions set out in section 191 of the Corporations Act;

● section 195 of the Corporations Act in relation to being present and voting at a board meeting that considers a matter in which he or she has a material personal interest,

Matter	Australian public company	Listed US company incorporated in Delaware
Protection against oppression of shareholders	The Corporations Act empowers the court to make any order it considers appropriate if conduct of a company’s affairs is found to be oppressive to a member or members.	The DGCL contains no equivalent statutory provisions. However, Delaware law may provide judicial remedies to stockholders in comparable circumstances.

Such orders may include winding up, regulating the conduct of the company’s affairs, authorizing a member to institute derivative proceedings or requiring a person to engage in or abstain from specified conduct.

Buy-back of shares	The Corporations Act allows Nova to buy-back its own shares through a specific buy-back procedure provided that:	The DGCL generally permits a Delaware incorporated company to purchase or redeem its outstanding shares out of funds legally available for that purpose without obtaining stockholder approval, provided that:

	● the buy-back does not materially prejudice Nova’s ability to pay its creditors; and	●	the capital of a Delaware incorporated company is not impaired;

	● Nova follows the relevant procedures set out in the Corporations Act.	●	such purchase or redemption would not cause the capital of a Delaware incorporated company to become impaired;

	The buy-back procedure includes the form of shareholder approval (for example, ordinary, special or unanimous resolutions), a notice period and disclosure to be given to the shareholders, depending on the type of buy-back to be undertaken.	●	the purchase price does not exceed the price at which the shares are redeemable at the option of a Delaware incorporated company; and

	There are some instances where a buy-back can occur without shareholder approval, for example where the buy-back relates to less than 10% of the Company’s share capital and is not conducted more frequently than once every 12 months.	●	immediately following any such redemption a Delaware incorporated company shall have outstanding one or more shares of one or more classes or series of stock, which shares shall have full voting powers.

Takeovers	The Corporations Act prohibits the acquisition of a relevant interest in voting shares of a company where the acquisition would increase a person’s voting power in the company to over 20% or increases from a starting point that is above 20% and below 90%, except in certain circumstances.

Section 203 of the DGCL applies to a company and provides that if a holder acquires 15% or more of a company’s voting stock (an “Interested Holder”) without prior approval of the board of directors, then for three years a company cannot engage in a broad range of business combinations with such Interested Holder. Such business combinations include (a) certain mergers or consolidations with the Interested Holder or entities affiliated with the Interested Holder,

(b) certain sales, leases, exchanges, mortgages, pledges, transfers or other dispositions of the company assets to the Interested Holder, which assets have an aggregate market value equal to 10% or more of either all of the assets of a company or all of the outstanding stock of a company,(c) certain transactions which result in the issuance or transfer by a company or by any direct or indirect majority owned subsidiary, to the Interested Holder, of any stock of a company or of such a company subsidiary, (d) certain transactions involving a company or any direct or indirect majority-owned subsidiaries which have the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the company or such subsidiary which is owned by the Interested Holder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly by the Interested holder, and (e) any receipt by the Interested Holder of the benefit, directly or indirectly (except proportionately as a stockholder of the company), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted by Section 203(c)(3)(i)-(iv)) provided by or through the company or any direct or indirect majority-owned subsidiary.

Matter	Australian public company	Listed US company incorporated in Delaware

The Section 203 limitation would not apply if (a) the business combination was approved by the board of directors of the company before the holder became an Interested Holder, (b) the business combination is subsequently approved by the a company board of directors and also by two-thirds of the a company stock held by persons other than such Interested Holder at an annual or special meeting of stockholders, or (c) upon consummation of the transaction which resulted in the stockholder becoming an Interested Holder of the company, the Interested Holder owned at least 85% of the company’s voting stock which was outstanding at the time the transaction commenced (excluding stock owned by any directors who are also officers and certain employee stock plans).

The effect of the restriction is to give the company’s board of directors the ability to prevent or inhibit an unsolicited takeover attempt initiated through a merger or asset purchase proposal. It may also dissuade unsolicited tender offer proposals unless the offeror is confident of achieving the 85% shareholding level via the tender offer.

The Corporations Act also sets out disclosure requirements for persons who have or cease to have a substantial holding (>5%) in a company. Compulsory acquisition is permitted by holders with an interest of 90% or more of a class of securities.

Certain exceptions to this general takeover prohibition are set out in the Corporations Act, including:

●	an acquisition approved by members;

●	an acquisition by a person who has had voting power of not less than 19% throughout the prior 6 months increasing their holding by not more than 3% above the position they held 6 months before the acquisition;

●	an acquisition resulting from a scheme of arrangement undertaken in accordance with the Corporations Act and approved by the court; and

●	an acquisition that results from the acceptance of an offer under a takeover bid.

In this respect, any takeover bid made for Nova must be on the same terms for all shareholders, subject to minor exceptions, and must comply with the timetable, disclosure and other requirements set out in the Corporations Act.

The purpose of these provisions is to seek to ensure that shareholders in a target company that they have a reasonable and equal opportunity to share in any premium for control and that they are given reasonable time and sufficient information to assess the merits of the proposal.

Matter	Australian public company	Listed US company incorporated in Delaware
Annual shareholder meetings	Under the Corporations Act, the annual general meeting of Nova is required to be held at least once every calendar year and within five months after the end of each financial year.	The DGCL requires a company incorporated in Delaware to have an annual stockholders’ meeting to elect directors, unless directors are elected by written consent in lieu of an annual meeting.

Under the DGCL, a director or stockholder of a company incorporated in Delaware may petition the Court of Chancery of Delaware for an order compelling the holding of an annual meeting if:

● no annual meeting has been held, or action by written consent to elect directors in lieu of an annual meeting has been taken, for a period of 30 days after the date designated for the annual meeting; or

● no date for an annual meeting has been designated for a period of 13 months after the latest to occur of the company’s organization, the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting.

Shareholders’ right to request or requisition a general meeting	The Corporations Act requires the Directors to call a general meeting on the request of members with at least 5% of the vote that may be cast at the general meeting.	Annual meetings of stockholders shall be held at a time designated by or in the manner provided in the bylaws.

	Shareholders with at least 5% of the votes that may be cast at the general meeting may also call and arrange to hold a general meeting at their own expense.	Special meetings of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Notice of Meetings	The Corporations Act requires at least 28 days’ notice of a general meeting of company listed on a financial exchange.	The DGCL provide that notice of a stockholders’ meeting be delivered not less than ten days nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, except as otherwise provided in the company’s by-laws or as required by the DGCL.

Matter	Australian public company	Listed US company incorporated in Delaware
Remuneration reports

The Corporations Act requires that a public company’s annual report must include a report by the Directors on the company’s remuneration framework (remuneration report).

At the company’s annual general meeting, shareholders must vote to approve or reject the remuneration report.

The vote on the resolution is advisory only and does not bind the directors or the company. However, if the company’s remuneration report receives a ‘no’ vote of 25% of more, the company’s subsequent remuneration report must explain whether and how shareholders’ concerns have been taken into account.

If the company’s subsequent remuneration report receives a ‘no’ vote of 25% or more, shareholders will vote at the same annual general meeting to determine whether the directors (other than the managing director) will need to stand for re-election within 90 days.

If the resolution passes, then the ‘spill meeting’ at which the directors face re-election, will take place within 90 days.

Our Constitution provides that the directors are entitled to be remunerated. The extend of such remuneration shall be determined by the Nova Board, subject to laws relating to the giving of benefits to related parties, and to the extent applicable, any maximum amount that is from time to time approved by the shareholders of the company in a general meeting in accordance with any applicable listing rules.

Our remuneration practices provide that:

In the U.S., the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (U.S.) requires all ‘reporting companies’ to have an advisory Shareholder vote on pay at least once every three years.

Companies must report the results and say how they have responded to these when making decisions on pay the following year.

The Company will be required to register as a U.S. reporting company pursuant to Section 12(b) in connection with the Company’s initial public offering and listing on a national securities exchange.

If Nova qualifies as an ‘emerging growth company’ at the time it becomes a reporting company, then it will not be required to hold an advisory Shareholder vote on pay until it is no longer an emerging growth company.

The Company will be an emerging growth company until the earliest of: (i) the last day of the fiscal year in which our annual gross revenues exceed US$1.235 billion, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities of the company pursuant to an effective registration statement under the Securities Act, (iii) the date on which the Company has, during the previous three year period, issued more than US$1 billion in non-convertible debt, or (iv) the date that we become a ‘large accelerated filer’ as defined in Rule 12b-2 under the U.S. Exchange Act.

A company becomes a large accelerated filer if it meets the following conditions as of the end of its fiscal year: (i) it has an aggregate worldwide market value of the voting and non-voting common equity held by non-affiliates of US$700 million or more as of the last business day of its second fiscal quarter; (ii) it has been subject to the requirements of Section 13(a) or 15(d) of the U.S. Exchange Act for at least 12 months; (iii) it has filed at least one annual report pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act; and (iv) it is not eligible to rely on certain requirements for smaller reporting companies for its annual and quarterly reports.

●	the remuneration may be provided in the form of shares or other securities of the Company or any subsidiary of the Company, or options or rights to acquire such shares or other securities, on such terms as the Nova Board may decide; and

●	the directors may also be paid all travelling, and other expenses properly incurred by them: (a) in attending and returning from: (i) meetings of directors or any committee; or (ii) general meetings of the company; or (b) otherwise in connection with the business of the company.

Matter	Australian public company	Listed US company incorporated in Delaware
Approval of Corporate Matters by Written Consent	Our Constitution provides that anything which may be done by resolution of the Company in a Board meeting, may be done by written resolution. The Company may not pass resolutions required in a general meeting by written resolution.	Unless otherwise specified in a corporation’s certificate of incorporation, shareholders may take action permitted to be taken at an annual or special meeting, without a meeting, prior notice or a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated and are only effective if the requisite signatures are collected within 60 days of the earliest dated consent delivered.

Special resolutions

Under the Corporations Act, a special resolution must be a resolution that is passed by at least 75% of the votes cast by members entitled to vote on the resolution.

Approval by special resolution of shareholders is required for actions such as modifying or repealing our Constitution, changing Nova’s name or company type, selectively reducing or buying back capital (in some circumstances), providing financial assistance in connection with the acquisition of shares in the company, and undertaking a voluntary winding up of Nova.

The DGCL contains no concept of special resolutions.

Removing directors

The Corporations Act provides that a public company may by resolution at a general meeting remove a director from office.

Notice of intention to move the resolution must be given by the company at least 2 months before the meeting is to be held, and the company must notify the director as soon as possible after notice of the intention is received.

Subject to certain exceptions, the DGCL provides that directors may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of capital stock entitled to vote generally in the election of directors.

Duties and liability of directors

General duties imposed by the Corporations Act on directors and officers of companies include duties to exercise duties and powers with due care and diligence, in good faith and for a proper purpose, and not to improperly use their position or information obtained through their position to gain advantage or cause detriment to the company.

Under the Corporations Act, there is a general prohibition on a company or a related body corporate exempting officers from any liability incurred as an officer of the company.

Under Delaware law, the directors of a company incorporated in Delaware have fiduciary obligations, including the duty of care and the duty of loyalty.

The duty of care requires directors to act in good faith, with the care that a reasonable person in a similar position and circumstances would exercise and in a manner the director reasonably believes to be in the best interests of the company and its stockholders. Directors must inform themselves of all reasonably available material information before making business decisions on behalf of the company and to act with requisite care in discharging their duties to the company.

The duty of loyalty requires directors to act in good faith and in the company’s best interests.

Under the DGCL, a company incorporated in Delaware may include in its certificate of incorporation a provision eliminating the personal liability of a director or officer to the company or its stockholders for monetary damages for a breach of fiduciary duty as a director or officer.

However, the provision may not eliminate liability for:

	●	breach of the director’s or officer’s duty of loyalty;

	●	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

	●	directors for unlawful payment of dividends;

	●	directors for unlawful purchases or redemptions of shares;

	●	any transaction from which the director or officer derived an improper personal benefit; or

	●	an officer in any action by or in the right of the corporation.

Matter	Australian public company		Listed US company incorporated in Delaware
Bringing or intervening in legal proceedings on behalf of the entity

A member, former member or person entitled to be a member of a company, or an officer or former officer of a company, may bring proceedings on behalf of a company and in the company’s name where the company is unwilling or unable to do so.

Proceedings may only be brought if leave is granted by a Court, including Federal Court, the Supreme Court of a State or Territory of Australia, or Federal Circuit and Family Court of Australia, for the person to bring or intervene in proceedings.

Leave will generally be granted if the court is satisfied that:

The DGCL permits a stockholder to bring a derivative action on behalf of a company if those in control of the company have failed to assert a claim belonging to the relevant company.

Derivative actions have certain standing and eligibility requirements, including that the plaintiff in the action must generally have been a stockholder of the company at the time that the act complained of occurred and must maintain his or her status as a stockholder of the company throughout the course of the litigation. Derivative plaintiffs must have previously made a demand on the directors of the company to assert the corporate claim, unless such a demand would have been futile.

	●	it is probable that the company itself will not bring the proceedings or properly take responsibility for them;

	●	the applicant is acting in good faith;

	●	it is in the best interests of the company that the applicant be granted leave;

	●	if the application relates to leave to bring proceedings, there is a serious question to be tried;

	●	either at least 14 days before making the application, the applicant gave written notice of the application to the company, or it is appropriate to grant leave even though the notice period was not provided.

Continuous disclosure

The Corporations Act contains provisions which require a listed company to comply with the relevant disclosure rules of their financial market, in summary being such information concerning the company that a reasonable person would expect to have a material effect on the price or the value of the company’s shares.

There are also periodic reporting and disclosure rules that apply, requiring it (among other things) to report to ASIC at the end of every half year and annually in respect of its financial statements and reports.

US reporting companies are subject to US federal securities laws and regulations in relation to its ongoing disclosure obligations.

Once listed on a national securities exchange, the US company will also be subject to the ongoing disclosure obligations of such exchange.

The Nasdaq listing rules and US federal securities laws and regulations will generally require disclosure to the public of any material information that would reasonably be expected to affect the value of a company’s shares or influence investors’ decisions. This includes:

	●	annual reports on Form 10-K;

	●	quarterly reports on Form 10-Q;

	●	current reports containing material information required to be disclosed on Form 8-K;

	●	company insider reports; and

	●	proxy statement.

Matter	Australian public company	Listed US company incorporated in Delaware
Inspection of Books and Records	Inspection of our records is governed by the Corporations Act. Any member of the public has the right to inspect or obtain copies of our registers, and the Company may charge a fee not exceeding the prescribed fee set by regulation. Shareholders are not required to pay a fee for inspection of our registers or minute books of the meetings of shareholders. Other corporate records, including minutes of directors’ meetings, financial records and other documents, are not open for inspection by the public or shareholders. Where a shareholder is acting in good faith and an inspection is deemed to be made for a proper purpose, a shareholder may apply to the court to make an order for inspection of our books.	All shareholders of a Delaware corporation have the right, upon written demand, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any purpose reasonably related to such person’s interest as a shareholder

Insider trading	The Corporations Act prohibits any person who:		US federal securities laws generally prohibit any person who possesses material non-public information relating to a company incorporated in the US or its securities from buying or selling those securities or procuring others to do so, or from communicating the material non-public information to third parties.

	●	possesses information that is not generally available, but if it were generally available, a reasonable person would expect it to have a material effect on the price or value of company’s securities (Inside Information); and

	●	knew, or ought reasonably to have known, that the information was Inside Information,

from applying for, buying or selling those securities (or entering an agreement to do so) or procuring others to do so. The prohibition also extends to the communication of the information (or causing the information to be communicated) directly or indirectly to third parties if the person knew, or ought reasonably to have known, that the recipient would or would be likely to apply for, buy or sell the securities (or enter an agreement to do so), or procure others to do so.

This prohibition is subject to certain limited exceptions.

Matter	Australian public company	Listed US company incorporated in Delaware
Winding up	The members of a solvent company may determine to wind-up the company under the Corporations Act. A special resolution is required.	The DGCL permits the board of directors to authorize the dissolution of a company incorporated in Delaware if:

	From the passing of the resolution, the company must cease to carry on its business except so far as the liquidator considers is required for the beneficial disposal or winding up of that business, but the corporate state and corporate powers of the company continue until it is deregistered.	●	a majority of the directors in office adopt a resolution to approve dissolution at a board meeting called for that purpose;

	Our Constitution states that if Nova is wound up, if the assets available for distribution among the shareholders are insufficient to repay the whole of the paid up capital, the assets must be distributed so that, as nearly as may be, the losses are borne by the shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the Shares held by them respectively, alternatively, if the assets available for distribution among the shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess must be distributed among the shareholders in proportion to the capital at the commencement of the winding up paid up, or which ought to have been paid up, on the Shares held by them respectively.	●	holders of a majority of the issued and outstanding shares entitled to vote on the matter adopt a resolution to approve dissolution at a stockholders’ meeting called for that purpose; and

	Further, a liquidator may, with the sanction of a special resolution, divide the assets of Nova among the shareholders in kind. The liquidator cannot compel any member to accept marketable securities in respect of which there is a liability as part of a distribution of assets of Nova.	●	a certificate of dissolution is filed with the Delaware Secretary of State.

	The Corporations Act also provides that subject to provisions as to preferential payments, the property of a company must, on its winding up, be applied in satisfaction of its liabilities equally and, subject to that application, must, unless the company’s constitution otherwise provides, be distributed among the members according to their rights and interests in the company.	The DGCL also permits stockholders to authorize the dissolution of a company incorporated in Delaware without board action if:

		●	all of the stockholders entitled to vote on the matter provide written consent to dissolution; and

		●	a certificate of dissolution is filed with the Delaware Secretary of State.

Listing

The ADSs and our warrants are listed on the Nasdaq Capital Market under the symbol “NVA” and “NVAWW,” respectively. Our ordinary shares are listed on the ASX under the symbol “NVA” and quoted on the OTC Pink market under the symbol “NVAAF” and Frankfurt Stock Exchange under the symbol “QM3”.

Transfer Agent and Registrar

The transfer agent and depositary for the ADSs is The Bank of New York Mellon. VStock Transfer, LLC is the warrant agent for our public warrants. Automic Group is our transfer agent and registrar for our ordinary shares and currently maintains our share register for our ordinary shares. The address for Automic Group is: Level 5, 126 Phillip Street, Sydney NSW 2000, and the telephone number is 1 300 288 644. The address for The Bank of New York Mellon is 240 Greenwich Street, New York, New York 10286. The address for VStock Transfer, LLC is 18 Lafayette Place, Woodmere, New York 11598.

DESCRIPTION OF DEBT SECURITIES

The following description, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus. While the terms we have summarized below will apply generally to any future debt securities we may offer pursuant to this prospectus, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement. If we so indicate in a prospectus supplement, the terms of any debt securities offered under such prospectus supplement may differ from the terms we describe below, and to the extent the terms set forth in a prospectus supplement differ from the terms described below, the terms set forth in the prospectus supplement shall control.

We may sell from time to time, in one or more offerings under this prospectus, debt securities, which may be senior or subordinated. We will issue any such senior debt securities under a senior indenture that we will enter into with a trustee to be named in the senior indenture. We will issue any such subordinated debt securities under a subordinated indenture, which we will enter into with a trustee to be named in the subordinated indenture. We have filed forms of these documents as exhibits to the registration statement, of which this prospectus is a part. We use the term “indentures” to refer to either the senior indenture or the subordinated indenture, as applicable. The indentures will be qualified under the Trust Indenture Act of 1939, as in effect on the date of the indenture. We use the term “debenture trustee” to refer to either the trustee under the senior indenture or the trustee under the subordinated indenture, as applicable.

The following summaries of material provisions of the senior debt securities, the subordinated debt securities and the indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indenture applicable to a particular series of debt securities.

General

Each indenture provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies. Neither indenture limits the amount of debt securities that may be issued thereunder, and each indenture provides that the specific terms of any series of debt securities shall be set forth in, or determined pursuant to, an authorizing resolution and/or a supplemental indenture, if any, relating to such series.

We will describe in each prospectus supplement the following terms relating to a series of debt securities:

●	title or designation;

●	the aggregate principal amount and any limit on the amount that may be issued;

●	the currency or units based on or relating to currencies in which debt securities of such series are denominated and the currency or units in which principal or interest or both will or may be payable;

●	whether we will issue the series of debt securities in global form, the terms of any global securities and who the depositary will be;

●	the maturity date and the date or dates on which principal will be payable;

●	the interest rate, which may be fixed or variable, or the method for determining the rate and the date interest will begin to accrue, the date or dates interest will be payable and the record dates for interest payment dates or the method for determining such dates;

●	whether or not the debt securities will be secured or unsecured, and the terms of any secured debt;

●	the terms of the subordination of any series of subordinated debt;

●	the place or places where payments will be payable;

●	our right, if any, to defer payment of interest and the maximum length of any such deferral period;

●	the date, if any, after which, and the price at which, we may, at our option, redeem the series of debt securities pursuant to any optional redemption provisions;

●	the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of debt securities;

●	whether the indenture will restrict our ability to pay dividends, or will require us to maintain any asset ratios or reserves;

●	whether we will be restricted from incurring any additional indebtedness;

●	a discussion of any material or special U.S. federal income tax considerations applicable to a series of debt securities;

●	the denominations in which we will issue the series of debt securities, if other than denominations of $1,000 and any integral multiple thereof; and

●	any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities. We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

Conversion or Exchange Rights

We will set forth in the prospectus supplement the terms, if any, on which a series of debt securities may be convertible into or exchangeable for our ordinary shares or our other securities. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of ordinary shares or our other securities that the holders of the series of debt securities receive would be subject to adjustment.

Consolidation, Merger or Sale; No Protection in Event of a Change of Control or Highly Leveraged Transaction

The indentures do not contain any covenant that restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor to or acquirer of such assets must assume all of our obligations under the indentures or the debt securities, as appropriate.

Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions that may afford holders of the debt securities protection in the event we have a change of control or in the event of a highly leveraged transaction (whether or not such transaction results in a change of control), which could adversely affect holders of debt securities.

Events of Default Under the Indenture

The following are events of default under the indentures with respect to any series of debt securities that we may issue:

●	if we fail to pay interest when due and our failure continues for 90 days and the time for payment has not been extended or deferred;

●	if we fail to pay the principal, or premium, if any, when due and the time for payment has not been extended or delayed;

●	if we fail to observe or perform any other covenant set forth in the debt securities of such series or the applicable indentures, other than a covenant specifically relating to and for the benefit of holders of another series of debt securities, and our failure continues for 90 days after we receive written notice from the debenture trustee or holders of not less than a majority in aggregate principal amount of the outstanding debt securities of the applicable series; and

●	if specified events of bankruptcy, insolvency or reorganization occur as to us.

No event of default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities. The occurrence of an event of default may constitute an event of default under any bank credit agreements we may have in existence from time to time. In addition, the occurrence of certain events of default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.

If an event of default with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than a majority in principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the debenture trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of and premium and accrued and unpaid interest, if any, on all debt securities of that series. Before a judgment or decree for payment of the money due has been obtained with respect to debt securities of any series, the holders of a majority in principal amount of the outstanding debt securities of that series (or, at a meeting of holders of such series at which a quorum is present, the holders of a majority in principal amount of the debt securities of such series represented at such meeting) may rescind and annul the acceleration if all events of default, other than the non-payment of accelerated principal, premium, if any, and interest, if any, with respect to debt securities of that series, have been cured or waived as provided in the applicable indenture (including payments or deposits in respect of principal, premium or interest that had become due other than as a result of such acceleration). We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence of an event of default.

Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the debenture trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of debt securities, unless such holders have offered the debenture trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee, or exercising any trust or power conferred on the debenture trustee, with respect to the debt securities of that series, provided that:

●	the direction so given by the holder is not in conflict with any law or the applicable indenture; and

●	subject to its duties under the Trust Indenture Act, the debenture trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

A holder of the debt securities of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

●	these limitations do not apply to a suit instituted by a holder of debt securities if we default in the payment of the principal, premium, if any, or interest on, the debt securities;

●	the holder previously has given written notice to the debenture trustee of a continuing event of default with respect to that series;

●	the holders of at least a majority in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holders have offered reasonable indemnity to the debenture trustee to institute the proceeding as trustee; and

●	the debenture trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series (or at a meeting of holders of such series at which a quorum is present, the holders of a majority in principal amount of the debt securities of such series represented at such meeting) other conflicting directions within 60 days after the notice, request and offer.

We will periodically file statements with the applicable debenture trustee regarding our compliance with specified covenants in the applicable indenture.

Modification of Indenture; Waiver

The debenture trustee and we may change the applicable indenture without the consent of any holders with respect to specific matters, including:

●	to fix any ambiguity, defect or inconsistency in the indenture; and

●	to change anything that does not materially adversely affect the interests of any holder of debt securities of any series issued pursuant to such indenture.

In addition, under the indentures, the rights of holders of a series of debt securities may be changed by us and the debenture trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series (or, at a meeting of holders of such series at which a quorum is present, the holders of a majority in principal amount of the debt securities of such series represented at such meeting) that is affected. However, the debenture trustee and we may make the following changes only with the consent of each holder of any outstanding debt securities affected:

●	extending the fixed maturity of the series of debt securities;

●	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or any premium payable upon the redemption of any debt securities;

●	reducing the principal amount of discount securities payable upon acceleration of maturity;

●	making the principal of or premium or interest on any debt security payable in currency other than that stated in the debt security; or

●	reducing the percentage of debt securities, the holders of which are required to consent to any amendment or waiver.

Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of any series (or, at a meeting of holders of such series at which a quorum is present, the holders of a majority in principal amount of the debt securities of such series represented at such meeting) may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of such series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of, premium or any interest on any debt security of that series or in respect of a covenant or provision, which cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.

Discharge

Each indenture provides that we can elect to be discharged from our obligations with respect to one or more series of debt securities, except for obligations to:

●	the transfer or exchange of debt securities of the series ;

●	replace stolen, lost or mutilated debt securities of the series;

●	maintain paying agencies;

●	hold monies for payment in trust;

●	compensate and indemnify the trustee; and

●	appoint any successor trustee.

In order to exercise our rights to be discharged with respect to a series, we must deposit with the trustee money or government obligations sufficient to pay all the principal of, the premium, if any, and interest on, the debt securities of the series on the dates payments are due.

Form, Exchange, and Transfer

We will issue the debt securities of each series only in fully registered form without coupons and, unless we otherwise specify in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures provide that we may issue debt securities of a series in temporary or permanent global form and as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depositary named by us and identified in a prospectus supplement with respect to that series.

At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, the holder of the debt securities of any series can exchange the debt securities for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the indentures and the limitations applicable to global securities set forth in the applicable prospectus supplement, holders of the debt securities may present the debt securities for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. Unless otherwise provided in the debt securities that the holder presents for transfer or exchange or in the applicable indenture, we will make no service charge for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.

We will name in the applicable prospectus supplement the security registrar, and any transfer agent in addition to the security registrar, that we initially designate for any debt securities. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

If we elect to redeem the debt securities of any series, we will not be required to:

●	issue, register the transfer of, or exchange any debt securities of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any debt securities that may be selected for redemption and ending at the close of business on the day of the mailing; or

●	register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any debt securities we are redeeming in part.

Information Concerning the Debenture Trustee

The debenture trustee, other than during the occurrence and continuance of an event of default under the applicable indenture, undertakes to perform only those duties as are specifically set forth in the applicable indenture. Upon an event of default under an indenture, the debenture trustee under such indenture must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the debenture trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

Payment and Paying Agents

Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any debt securities on any interest payment date to the person in whose name the debt securities, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest.

We will pay the principal of and any premium and interest due on the debt securities of a particular series at the office of the paying agents designated by us, except that unless we otherwise indicate in the applicable prospectus supplement, will we make interest payments by check which we will mail to the holder. Unless we otherwise indicate in a prospectus supplement, we will designate the corporate trust office of the debenture trustee in the City of New York as our sole paying agent for payments with respect to debt securities of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the debt securities of a particular series. We will maintain a paying agent in each place of payment for the debt securities of a particular series.

All money we pay to a paying agent or the debenture trustee for the payment of the principal of or any premium or interest on any debt securities which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the security thereafter may look only to us for payment thereof.

Governing Law

The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York, except to the extent that the Trust Indenture Act is applicable.

Subordination of Subordinated Debt Securities

Our obligations pursuant to any subordinated debt securities will be unsecured and will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement. The subordinated indenture does not limit the amount of senior indebtedness we may incur. It also does not limit us from issuing any other secured or unsecured debt.

DESCRIPTION OF WARRANTS

General

We may issue warrants to purchase our ordinary shares represented by ADSs and/or debt securities in one or more series together with other securities or separately, as described in the applicable prospectus supplement. Below is a description of certain general terms and provisions of the warrants that we may offer. Particular terms of the warrants will be described in the warrant agreements and the prospectus supplement relating to the warrants.

The applicable prospectus supplement will contain, where applicable, the following terms of and other information relating to the warrants:

●	the specific designation and aggregate number of, and the price at which we will issue, the warrants ;

●	the currency or currency units in which the offering price, if any, and the exercise price payable;

●	the designation, amount and terms of the securities purchasable upon exercise of the warrants;

●	if applicable, the exercise price for our ADSs and the number of ADSs to be received upon exercise;

●	if applicable, the exercise price for our debt securities, the amount of debt securities to be received upon exercise, and a description of that series of debt securities;

●	the date on which the right to exercise the warrants will begin and the date on which that right will expire or, if you may not continuously exercise the warrants throughout that period, the specific date or dates on which you may exercise the warrants;

●	whether the warrants will be issued in fully registered form or bearer form, in definitive or global form or in any combination of these forms, although, in any case, the form of a warrant included in a unit will correspond to the form of the unit and of any security included in that unit;

●	any applicable material U.S. federal income tax consequences and any applicable material Australian tax consequences;

●	the identity of the warrant agent for the warrants and of any other depositaries, execution or paying agents, transfer agents, registrars or other agents;

●	the proposed listing, if any, of the warrants or any securities purchasable upon exercise of the warrants on any securities exchange;

●	if applicable, the date from and after which the warrants and the ADSs and/or debt securities will be separately transferable;

●	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

●	information with respect to book-entry procedures, if any;

●	the anti-dilution provisions of the warrants, if any;

●	any redemption or call provisions, if any;

●	whether the warrants may be sold separately or with other securities as parts of units; and

●	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Transfer Agent and Registrar

The transfer agent and registrar for any warrants will be set forth in the applicable prospectus supplement.

DESCRIPTION OF RIGHTS

General

We may issue rights to our shareholders to purchase our ordinary shares represented by ADSs or the other securities described in this prospectus. We may offer rights separately or together with one or more additional rights, debt securities, ordinary shares represented by ADSs, or warrants, or any combination of those securities in the form of units, as described in the applicable prospectus supplement. Each series of rights will be issued under a separate rights agreement to be entered into between us and a bank or trust company, as rights agent. The rights agent will act solely as our agent in connection with the certificates relating to the rights of the series of certificates and will not assume any obligation or relationship of agency or trust for or with any holders of rights certificates or beneficial owners of rights. The following description sets forth certain general terms and provisions of the rights to which any prospectus supplement may relate. The particular terms of the rights to which any prospectus supplement may relate and the extent, if any, to which the general provisions may apply to the rights so offered will be described in the applicable prospectus supplement. To the extent that any particular terms of the rights, rights agreement or rights certificates described in a prospectus supplement differ from any of the terms described below, then the terms described below will be deemed to have been superseded by that prospectus supplement. We encourage you to read the applicable rights agreement and rights certificate for additional information before you decide whether to purchase any of our rights. We will provide in a prospectus supplement the following terms of the rights being issued:

●	the date of determining the shareholders entitled to the rights distribution;

●	the aggregate number of ordinary shares represented by ADSs or other securities purchasable upon exercise of the rights;

●	the exercise price ;

●	the aggregate number of rights issued;

●	whether the rights are transferrable and the date, if any, on and after which the rights may be separately transferred;

●	the date on which the right to exercise the rights will commence, and the date on which the right to exercise the rights will expire;

●	the method by which holders of rights will be entitled to exercise;

●	the conditions to the completion of the offering, if any;

●	the withdrawal, termination and cancellation rights, if any;

●	whether there are any backstop or standby purchaser or purchasers and the terms of their commitment, if any;

●	whether shareholders are entitled to oversubscription rights, if any;

●	any applicable material U.S. federal income tax considerations and any applicable material Australian tax considerations; and

●	any other terms of the rights, including terms, procedures and limitations relating to the distribution, exchange and exercise of the rights, as applicable.

Each right will entitle the holder of rights to purchase for cash the principal amount of ordinary shares represented by ADSs or other securities at the exercise price provided in the applicable prospectus supplement. Rights may be exercised at any time up to the close of business on the expiration date for the rights provided in the applicable prospectus supplement.

Holders may exercise rights as described in the applicable prospectus supplement. Upon receipt of payment and the rights certificate properly completed and duly executed at the corporate trust office of the rights agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the ordinary shares represented by ADS or other securities, as applicable, purchasable upon exercise of the rights. If less than all of the rights issued in any rights offering are exercised, we may offer any unsubscribed securities directly to persons other than shareholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby arrangements, as described in the applicable prospectus supplement.

Rights Agent

The rights agent for any rights we offer will be set forth in the applicable prospectus supplement.

DESCRIPTION OF UNITS

The following description, together with the additional information that we include in any applicable prospectus supplements summarizes the material terms and provisions of the units that we may offer under this prospectus. While the terms we have summarized below will apply generally to any units that we may offer under this prospectus, we will describe the particular terms of any series of units in more detail in the applicable prospectus supplement. The terms of any units offered under a prospectus supplement may differ from the terms described below.

We will incorporate by reference from reports that we file with the SEC, the form of unit agreement that describes the terms of the series of units we are offering, and any supplemental agreements, before the issuance of the related series of units. The following summaries of material terms and provisions of the units are subject to, and qualified in their entirety by reference to, all the provisions of the unit agreement and any supplemental agreements applicable to a particular series of units. We urge you to read the applicable prospectus supplements related to the particular series of units that we may offer under this prospectus, as well as any related free writing prospectuses and the complete unit agreement and any supplemental agreements that contain the terms of the units.

General

We may issue units consisting of any combination of the other types of securities offered under this prospectus in one or more series. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each security included in the unit. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

We will describe in the applicable prospectus supplement the terms of the series of units being offered, including:

●	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

●	any provisions of the governing unit agreement that differ from those described below; and

●	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units.

The provisions described in this section, as well as those set forth in any prospectus supplement or as described under “Description of Share Capital,” “Description of American Depositary Shares,” “Description of Debt Securities,” “Description of Warrants,” and “Description of Rights” will apply to each unit, as applicable, and to any ordinary shares represented by ADSs, debt security, warrant or right included in each unit, as applicable.

Unit Agent

The name and address of the unit agent, if any, for any units we offer will be set forth in the applicable prospectus supplement.

Issuance in Series

We may issue units in such amounts and in such numerous distinct series as we determine.

Enforceability of Rights by Holders of Units

Each unit agent will act solely as our agent under the applicable unit agreement and will not assume any obligation or relationship of agency or trust with any holder of any unit. A single bank or trust company may act as a unit agent for more than one series of units. A unit agent will have no duty or responsibility in case of any default by us under the applicable unit agreement or unit, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a unit may, without the consent of the related unit agent or the holder of any other unit, enforce by appropriate legal action its rights as holder under any security included in the unit.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent 12 ordinary shares (or a right to receive 12 ordinary shares) deposited with HSBC Bank Australia, as custodian for the depositary in Australia. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Australian law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR which are attached as an exhibit to this registration statement.

Dividends and Other Distributions

How will you receive dividends and other distributions on the ordinary shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those ordinary shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional ordinary shares. If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of ordinary shares, new ADSs representing the new ordinary shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited ordinary shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Australia and the provisions of our articles of association or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the ordinary shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if the ordinary shares represented by your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

●	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

●	we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

●	we delist our ordinary shares from an exchange outside the United States on which they were listed and do not list the ordinary shares on another exchange outside the United States;

●	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act;

●	we appear to be insolvent or enter insolvency proceedings;

●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

●	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

●	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to ADS holders (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

●	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

●	are not liable if we or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

●	the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of ordinary shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

EXPENSES

The following is an estimate of the expenses (all of which are to be paid by us) that we may incur in connection with the securities being registered hereby.

SEC registration fee	$27,620.00
FINRA filing fee	30,500.00
Legal fees and expenses		(1)
Accounting fees and expenses		(1)
Printing expenses		(1)
Miscellaneous expenses		(1)
Total		$(1)

(1)	These fees are calculated based on the securities offered and the number of issuances and accordingly cannot be estimated at this time.

LEGAL MATTERS

Unless the applicable prospectus supplement indicates otherwise, the validity of the debt securities, warrants and units governed by U.S. law and certain other matters of U.S. law will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP. Unless the applicable prospectus supplement indicates otherwise, the validity of our ordinary shares represented by ADSs and certain matters governed by Australia law will be passed on for us by QR Lawyers, Melbourne, Australia. Additional legal matters may be passed upon for any underwriters, dealers or agents by counsel that we will name in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Nova Minerals Limited for the years ended June 30, 2025 and 2024 incorporated by reference in Nova Minerals Limited Annual Report on Form 20-F for the fiscal year ended June 30, 2025, have been audited by Grassi & Co., CPAs, P.C., independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The offices of Grassi & Co., CPAs, P.C. are located at 50 Jericho Quadrangle, STE 200, Jericho, NY 11753.

ENFORCEMENT OF JUDGMENTS

We are a corporation organized under the laws of Australia. Half of our directors and executive officers are located and reside, respectively, outside the United States. Because of the location of our assets and board members, it may not be possible for investors to serve process within the United States upon us or those persons with respect to matters arising under the United States federal securities laws or to enforce against us or persons located outside the United States judgments of United States courts asserted under the civil liability provisions of the United States federal securities laws. We understand that there is doubt as to the enforceability in Australia, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States insofar as they are fines or penalties. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Australia by reason of being a penalty. Alaska Range Resources, LLC, an Alaska limited liability company, with a registered office at 1150 S Colony Way, Suite 3-440, Palmer, Alaska 99645, has been appointed agent to receive service of process in any action against us in any state or federal court in the State of New York.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we file Annual Reports and other information with the SEC. As a foreign private issuer, we are exempt from, among other things, the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The SEC maintains a web site that contains reports and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is www.sec.gov.

This prospectus and any prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as provided below. Forms of the documents establishing the terms of the offered securities are or may be filed as exhibits to the registration statement of which this prospectus forms a part. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement through the SEC’s website, as provided above.

We maintain a corporate website at https://www.novaminerals.com.au/. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be so posted on such website under applicable corporate or securities laws and regulations, including, posting any XBRL interactive financial data required to be filed with the SEC and any notices of general meetings of our shareholders.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We filed a registration statement on Form F-3 under the Securities Act with the SEC with respect to the securities we may offer pursuant to this prospectus. This prospectus omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement, including the exhibits, for further information about us and the securities we may offer pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the registration statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above in “Where You Can Find More Information.” The documents we are incorporating by reference are:

●	our Annual Report on Form 20-F for the fiscal year ended June 30, 2025, filed with the SEC on September 19, 2025;

●	our Current Reports on Form 8-K (other than Current Reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) or Reports of Foreign Private Issuer on Form 6-K filed with the SEC on July 7, 2025; July 16, 2025; July 21, 2025; July 21, 2025; July 24, 2025; July 28, 2025; July 29, 2025; July 30, 2025; August 4, 2025; August 7, 2025; August 14, 2025; August 25, 2025; September 9, 2025; September 18, 2025; September 19, 2025; September 19, 2025; October 1, 2025; October 10, 2025; October 14, 2025; October 15, 2025; October 23, 2025; October 27, 2025; October 28, 2025; and November 10, 2025 and

●	the description of ADSs representing our ordinary shares contained in our Registration Statement on Form 8-A filed with the SEC on July 16, 2024, including our Report of Foreign Issuer on Form 6-K filed with the SEC on October 15, 2025 regarding the change to ADS ratio and any amendments or reports filed for the purpose of updating such description.

by reference all subsequent Annual Reports on Form 20-F that we file with the SEC and certain reports on Form 6-K that we furnish to the SEC after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) prior to the termination of this offering. In all cases, you should rely on the later information over different information included in this prospectus or any accompanying prospectus supplement.

Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specifically incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

Nova Minerals Limited

Suite 5, 242 Hawthorn Road,

Caulfield, Victoria 3161

Australia

+61 3 9537 1238

We maintain an internet site at https://www.novaminerals.com.au/. Our website and the information contained on or connected to it shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

You should rely only on information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus. We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers.

Australian law. Australian law provides that a company or a related body corporate of the company may provide for indemnification of officers and directors, except to the extent of any of the following liabilities incurred as an officer or director of the company:

●	a liability owed to the company or a related body corporate of the company;

●	a liability for a pecuniary penalty order made under section 1317G or a compensation order under section 961M, 1317H, 1317HA, 1317HB 1317HC or 1317HE of the Corporations Act;

●	a liability that is owed to someone other than the company or a related body corporate of the company and did not arise out of conduct in good faith; or

●	legal costs incurred in defending an action for a liability incurred as an officer or auditor of the company if the costs are incurred:

○	in defending or resisting proceedings in which the person is found to have a liability for which they cannot be indemnified as set out above;

○	in defending or resisting criminal proceedings in which the person is found guilty;

○	in defending or resisting proceedings brought by the Australian Securities & Investments Commission or a liquidator for a court order if the grounds for making the order are found by the court to have been established (except costs incurred in responding to actions taken by the Australian Securities & Investments Commission or a liquidator as part of an investigation before commencing proceedings for a court order); or

○	in connection with proceedings for relief to the person under the Corporations Act in which the court denies the relief.

Constitution. Our constitution provides, except to the extent prohibited by the law and the restrictions in section 199A of the Corporations Act and, to the extent that the officer is not otherwise indemnified by us pursuant to an indemnity, we indemnify every person who is or has been an officer of our company against any liability or claim (other than legal costs that are unreasonable) incurred by that person as an officer or on behalf of or bona fide in the interests of our company. This includes any liability or claim incurred by that person in their capacity as an officer of a subsidiary of our company where we requested that person to accept that appointment.

Indemnification and Insurance Agreements. We have agreed to indemnify our executive officers and non-employee directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer. We also maintain insurance policies that indemnify our directors and executive officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his or her capacity as such.

SEC Position. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 9. Exhibits.

(a) Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
4.1	Form of Deposit Agreement, incorporated by reference to Exhibit 4.1 filed with the registrant’s Form F-1 Registration Statement (File No 333-278695) on May 28, 2024
4.2	Form of American Depositary Receipt evidencing American Depositary Shares, incorporated by reference the registrant’s prospectus supplement on Form 424(b)(3) to the registrant’s Form F-6 registration statement (File No. 333-279673) filed on October 16, 2025
4.3*	Form of Senior Debt Security
4.4*	Form of Subordinated Debt Security
4.5	Form of Senior Indenture
4.6	Form of Subordinated Indenture
4.7*	Form of Warrant Agreement and Warrant Certificate
4.8*	Form of Rights Agreement and Right Certificate
4.9*	Form of Unit Agreement and Unit
5.1***	Opinion of QR Lawyers regarding the legality of the American Depositary Shares
5.2***	Opinion of Sheppard, Mullin, Richter & Hampton LLP
23.1***	Consent of Grassi & Co., CPAs, P.C.
23.2***	Consent of QR Lawyers (included in Exhibit 5.1)
23.3***	Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.2)
23.4***	Consent of Roughstock Mining Services, LLC
23.5***	Consent of Hans Hoffman
23.6***	Consent of Yukuskokon Professional Services
23.7***	Consent of Vannu Khouphakdee
23.8***	Consent of METS Engineering
23.9***	Consent of Matrix Resource Consultants Pty Ltd
23.10***	Consent of Christopher Gerteisen
23.11***	Consent of Jade North, LLC
24.1***	Power of Attorney (included on the signature page of this registration statement)
25.1**

The Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of the Trustee under the Senior Indenture will be incorporated herein by reference from a subsequent filing in accordance with Section 305(b)(2) of the Trust Indenture Act of 1939.

25.2**

The Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of the Trustee under the Subordinated Indenture will be incorporated herein by reference from a subsequent filing in accordance with Section 305(b)(2) of the Trust Indenture Act of 1939.

96.1	Technical Report Summary, incorporated by reference to Exhibit 96.1 filed with the registrant’s Form F-1 Registration Statement (File No 333-278695) on May 28, 2024
107***	Filing Fee Table

*	To be subsequently filed, if applicable, by an amendment to this registration statement or by a Report on Form 6-K
**	To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939
***	To be filed by amendment

Item 10. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in Exhibit 107 of the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii), and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is a part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act, or 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the Form F-3.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communications that is an offer in the offering made by the undersigned registrant to the purchaser.

(7) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s Annual Report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s Annual Report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(9) To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Trust Indenture Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Melbourne, Australia, on the __th day of November, 2025.

NOVA MINERALS LIMITED

By:
Name:	Christopher Gerteisen
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

NOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Christopher Gerteisen and Michael Melamed, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

	Chief Executive Officer and Executive Director (Principal Executive Officer)	November __, 2025
Christopher Gerteisen

	Chief Financial Officer (Principal Financial and Accounting Officer)	November __, 2025
Michael Melamed
	Non-Executive Chairman and Non-Executive Director	November __, 2025
Richard Beazley

	Executive Director	November __, 2025
Louie Simens

	Director of Finance & Compliance and Executive Director	November __, 2025
Craig Bentley

	Non-Executive Director	November __, 2025
Avi Geller

	Non-Executive Director	November __, 2025
Chaim Berger

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Nova Minerals Limited has signed this registration statement or amendment thereto in Alaska on November __, 2025.

Authorized U.S. Representative

Alaska Range Resources LLC

By:
Name:	Christopher Gerteisen
Title:	Manager

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